Use these links to rapidly review the document

As filed with the Securities and Exchange Commission on March 8, 2017

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
Under
Schedule B of the Securities Act of 1933

Japan International Cooperation Agency
(Issuer)

Japan
(Guarantor)
(Names of Registrants)

Nibancho Center Building 5-25
Niban-cho
Chiyoda-ku
Tokyo 102-8012, Japan
(Address of Principal Executive Office of Japan International Cooperation Agency)

Names and addresses of Duly Authorized Representatives:

For the Issuer: Ryosuke Nakata Chief Representative JICA USA Office 1776 I Street, N.W., Suite 895 Washington, D.C. 20006	For the Guarantor: Genichi Osawa Ministry of Finance Consulate General of Japan in New York 299 Park Avenue, 18th Floor New York, New York 10171

Copies to:
Kenji Hosokawa
Morrison & Foerster LLP
Shin-Marunouchi Building 29th Floor
5-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-6529
Japan

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective as described herein.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount being Registered(2)	Proposed Maximum Offering Price Per Unit(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee

Debt Securities	$1,000,000,000	100%	$1,000,000,000	$115,900

Guarantee of Japan	—	—	—	—

(1)
Title of each class to be determined from time to time.

(2)
In the case of debt securities issued at an original issue discount, such greater principal amount as will result in an aggregate public offering price of such registered amount and, in the case of debt securities denominated in a currency other than U.S. dollars, such principal amount in such currency as will result in an aggregate public offering price of such registered amount when converted into U.S. dollars at the exchange rate in effect on the date such debt securities are initially offered to the public.

(3)
Estimated solely for the purpose of determining the registration fee.

         The debt securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

         The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        This registration statement contains a prospectus, consisting of a cover page, pages ii through iii and pages 1 through 56 relating to debt securities of JICA and guarantees by Japan. A maximum principal amount of $1,000,000,000 or its equivalent in other currencies or currency units of debt securities may be offered and sold in the United States pursuant to the prospectus on or after the date of effectiveness of this registration statement.

        JICA may offer debt securities as separate issues from time to time on the terms and in the manner to be specified in supplements to the prospectus contained in this registration statement. Upon any public offering or sale in the United States of such debt securities covered by the prospectus, one or more prospectus supplements describing such debt securities and the particular terms of such offer or sale will be filed in accordance with the rules and regulations of the U.S. Securities and Exchange Commission.

The information in this prospectus is not complete and may be changed. Japan International Cooperation Agency may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted

Subject to Completion, Dated March 8, 2017

P R O S P E C T U S

Japan International Cooperation Agency

(Issuer)

Japan

(Guarantor)

$2,500,000,000

Debt Securities

        Japan International Cooperation Agency ("JICA") may offer any combination of debt securities from time to time in one or more offerings. JICA will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement.

        Neither the United States Securities and Exchange Commission (the "Commission") nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is    •    , 2017.

ii

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that JICA and Japan filed with the Commission, under the U.S. Securities Act of 1933, as amended, utilizing a "shelf" registration process. Under this shelf registration process, JICA may sell any combination of the debt securities ("Debt Securities") described in this prospectus in one or more offerings up to the total dollar amount registered with the Commission (or the equivalent in other currencies).

        This prospectus provides a general description of the Debt Securities that JICA may offer. Each time JICA sells securities under this shelf registration process, JICA will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information".

        Issuance of any guarantee by Japan of any Debt Securities will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will require authorization by Japan of any guarantee of such Debt Securities on a case-by-case basis.

        A portion of the securities offered hereby may be offered and sold outside of the United States in transactions not subject to the registration requirements of the U.S. Securities Act of 1933, as amended.

        None of JICA, Japan or the underwriters of the Debt Securities to which any particular prospectus supplement relates has authorized any dealer, salesman or other person to give any information or to make any representation not contained in this prospectus or such a prospectus supplement. If any such dealer, salesman or other person has given or made such information or representation, you must not rely upon such information or representation as having been authorized by JICA, Japan or such underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Debt Securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

FORWARD-LOOKING STATEMENTS

        This prospectus and any prospectus supplement and documents incorporated by reference in this prospectus and any prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about JICA's beliefs and expectations, are forward-looking statements. Forward-looking statements speak only as of the date they are made, and JICA undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from those contained in any forward-looking statements.

iii

WHERE YOU CAN FIND MORE INFORMATION

        JICA and Japan have filed, or will file, annual reports, amendments to annual reports and other information with the Commission. These reports and amendments include certain financial, statistical and other information about JICA and Japan, and may be accompanied by exhibits. You may read and copy any document JICA and Japan file with the Commission at the Commission's public reference at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, the Commission maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the Commission.

        The Commission allows JICA and Japan to "incorporate by reference" the information JICA and Japan file with the Commission, which means that JICA and Japan can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. JICA and Japan incorporate by reference the documents listed below and any future filings made with the Commission to the extent such filings indicate that they are intended to be incorporated by reference:

  •
  JICA's Annual Report on Form 18-K for the year ended March 31, 2016, filed on March 8, 2017.

        Each time JICA or Japan files a document with the Commission that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. JICA and Japan have not authorized anyone else to provide you with different or additional information. JICA and Japan are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates set forth on the respective cover pages of these documents.

        You may request a copy of the annual reports, amendments to annual reports and other information mentioned above by writing or calling JICA. Written requests for such documents should be directed to Japan International Cooperation Agency, Nibancho Center Building 5-25, Niban-cho, Chiyoda-ku, Tokyo 102-8012, Japan, Attention: JICA Headquarters, Japan. JICA's telephone number is 81-3-5226-6660. The Internet site of JICA is http://www.jica.go.jp. The information on the website is not incorporated by reference into this prospectus.

        In this document all amounts are expressed in Japanese Yen ("¥" or "yen"), except as otherwise specified. The spot buying rate quoted on the Tokyo foreign exchange market on March 3, 2017 as reported by the Bank of Japan at 5:00 p.m., Tokyo time, was ¥114.27 = $1.00, and the noon buying rate on March 3, 2017 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥114.60 = $1.00.

        References herein to Japanese fiscal years ("JFYs") are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year.

 JAPAN INTERNATIONAL COOPERATION AGENCY

        The following information should be read in conjunction with the information included in JICA's annual report on Form 18-K for the year ended March 31, 2016 and any future periodic reports and amendments filed by JICA with the Commission.

Overview

        JICA is an incorporated administrative agency established in October 2003 pursuant to the Act on General Rules for Incorporated Administrative Agencies and the Act of the Incorporated Administrative Agency—Japan International Cooperation Agency (the "JICA Act"). JICA's main objective is to contribute to the promotion of international cooperation as well as the sound development of the Japanese and global economy by supporting the socioeconomic development, recovery or economic stability of developing regions. Following an overhaul in October 2008 (see "—History"), JICA is currently the sole implementing agency for all major Japanese Official Development Assistance ("ODA") schemes, which are separated into three categories—Technical Cooperation, Grant Aid and Finance and Investment.

        JICA is entirely owned by the Japanese government and is subject to control and supervision by the Minister for Foreign Affairs of Japan and the Minister of Finance of Japan. As of September 30, 2016, government investment by Japan contributed to ¥7,878 billion of net assets on the balance sheet of JICA's Finance and Investment Account and the capital ratio, calculated as total net assets divided by total assets, was 80.04%.

History

        JICA's origins can be traced back to January 1954, with the establishment of the Federation of Japan Overseas Associations. In subsequent years, the Society for Economic Cooperation in Asia, Japan Emigration Promotion, Co., Ltd., Overseas Technical Cooperation Agency, Japan Emigration Service and Japan Overseas Cooperation Volunteers were established, each with the objective of fostering international cooperation. JICA was originally established in May 1974 as a special public institution ("Former JICA") with the promulgation of the Act of Japan International Cooperation Agency. In December 2001, a reorganization and rationalization plan for special public institutions was announced by the Japanese government. Included in this reform plan was a measure transforming JICA into an incorporated administrative agency. This was put into effect by the JICA Act, and Former JICA was re-established as an incorporated administrative agency in October 2003.

        Separately, in December 1960, the Overseas Economic Cooperation Fund Law was promulgated pursuant to which the Overseas Economic Cooperation Fund was established to take over management of the Southeast Asia Development Cooperation Fund from the Export-Import Bank of Japan ("JEXIM"). In April 1999, the Japan Bank for International Cooperation Law was promulgated, and the Japan Bank for International Cooperation ("JBIC") was established, which succeeded the operations of the Overseas Economic Cooperation Fund and JEXIM.

        JICA, in its current form, was established in October 2008 following the enactment in November 2006 of the Act for Partial Amendments to the Act of the Incorporated Administrative Agency—Japan International Cooperation Agency. Pursuant to such Act, the operations of Former JICA, Finance and Investment previously managed by JBIC and a portion of Grant Aid provided by the Ministry of Foreign Affairs of Japan ("MOFA") were succeeded by JICA. MOFA remains responsible for directly providing Grant Aid in conjunction with the execution of diplomatic policies.

Strategy

        In accordance with Article 30, Paragraph 1 of the Act on General Rules for Incorporated Administrative Agencies, JICA established a mid-term plan for achieving its mid-term objectives during a period commencing from the year ended March 31, 2013.

        Taking into consideration the circumstances surrounding development assistance set out in its mid-term objectives, JICA follows its vision of "Inclusive and Dynamic Development" in effectively conducting projects in accordance with the initiatives and policies of the Japanese government regarding ODA. Since its launch as a renewed organization in October 2008, JICA has become the sole implementing agency for all major Japanese ODA schemes—Technical Cooperation, Grant Aid and Finance and Investment. This structure enables JICA to provide optimum cooperation to the developing areas facing various development issues through organic combinations of different schemes, taking into account the characteristics of each scheme.

        JICA's key mission statements and strategies can be summarized as follows:

Mission Statements

Addressing the global agenda.

        The advance of globalization brings positive effects, sparking economic development and providing people with new opportunities. It also has its negative side, though, including such effects as uneven wealth distribution and cross-border issues of climate change, infectious diseases, terrorism, and expanding economic crises. These effects pose a threat to the stability and prosperity of Japan—which depends on resources from around the world—and the rest of the international community. The threat is particularly dire for developing countries. JICA seeks to make full use of Japan's experience and technologies as it works in concert with international society to address the various globalization-related issues developing countries face in a comprehensive manner.

Reducing poverty through equitable growth

        Impoverished people in developing countries are particularly susceptible to the effects of economic crisis, conflict, and disaster and are constantly exposed to the risk of even deeper poverty. Moreover, growing wealth gaps are a destabilizing factor in societies. Helping people to escape poverty and lead healthy, civilized lives is a vital task not only for the growth of developing countries, but also for the stability of the international community. To reduce poverty, employment opportunities must be expanded through equitable growth that gives proper consideration to impoverished members of society, and public services like education and healthcare must be enhanced. JICA aims to provide support for human resources development, capacity building, policy and institutional improvements, and provision of social and economic infrastructure, thereby pursuing sustained poverty reduction through equitable growth.

Improving governance

        A state's capacity for governance refers to its status as a society that can take the resources available to it and direct, apportion and manage them efficiently and in ways that reflect the will of the people. Improving governance is of vital importance to the stable economic growth of developing countries. However, these states often have underdeveloped legal and judicial systems and administrative organs, which present obstacles to efforts to reduce poverty through economic growth. JICA offers support aimed at improving the fundamental systems needed by a state, as well as systems for effectively providing public services based on the needs of people, and at fostering the institutions and human resources needed to manage those systems appropriately.

Achieving human security

        The advance of globalization causes an increase in various cross-border dangers and exposes many people in developing countries to civil strife, disasters, poverty and other humanitarian threats. The concept of human security places individual human beings at its core, seeking to defend them from fear and want: fear of things like conflict, terrorism, disaster, environmental destruction and infectious disease, and want in the face of poverty and in social services and infrastructure. By building up people's abilities to address these issues themselves, this approach aims to build societies in which they can live with dignity. In order to defend the weakest members of society from these various threats, JICA supports efforts to bolster social and institutional capacity and to increase people's ability to deal with threats themselves.

Strategies

Integrated assistance

        JICA undertakes the integrated management of three modalities of assistance—Technical Cooperation, Grant Aid and Finance and Investment—to offer comprehensive support that organically combines such elements as policy and institutional improvements in developing countries; human resources development and capacity building; and improvements in infrastructure. JICA also makes use of diverse approaches and takes advantage of the expanded scale of its operations to tackle issues that go beyond borders and affect entire regions or that span multiple sectors. Through such integrated assistance, JICA pursues international cooperation with even more development impact in terms of both its quality and scale.

Seamless assistance

        JICA brings together a wide variety of aid approaches to provide seamless assistance that spans everything from prevention of armed conflict and natural disasters to emergency aid following a conflict or disaster, assistance for prompt recovery, and mid—to long-term development assistance. Among developing countries are states at various stages of development, from the least developed countries where most of the population lives in poverty to middle-income countries that are on the growth track but are still wrestling with the problems of wealth gaps in society. JICA seeks to provide assistance in ways that best match the level of development in each recipient nation, taking a long-term perspective and offering seamless assistance to ensure sustainable development into the future.

Promoting development partnerships

        JICA aims to be a good partner for developing countries, accurately grasping their changing needs through a focus on the field and promoting their own self-help efforts swiftly and effectively through a focus on results. JICA also promotes public-private partnerships, pooling the experience, technologies and resources of local governments, universities, nongovernmental organizations and other actors. Furthermore, to fulfill its responsibilities as one of the largest donor organizations in the world with more than 40 years of experience, JICA strives to strengthen partnerships with international organizations and other donor institutions, leading the creation of a broad framework for development assistance in a global community that is seeing growing numbers of players in the international cooperation field and increasingly diverse forms of aid to developing countries.

Enhancing research and knowledge-sharing

        In the face of the advance of globalization and the rise of new international cooperation actors, global trends in the issues affecting developing countries are undergoing sweeping change. Through the establishment of the JICA Research Institute, JICA puts its wisdom gained in the field to work, building broad networks of academics from Japan and elsewhere around the world to create new knowledge value in the field of international development assistance not just for Japan but also for the entire world. To play a leading role in guiding the newest development trends, JICA aims to enhance its research and knowledge-sharing capacities. JICA also actively carries out surveys and research grounded in actual assistance projects, focusing on the subjects in both regional and issue-based contexts.

 JAPAN

        The following information updates information in Japan's annual report on Form 18-K for the year ended March 31, 2016 and should be read in conjunction with any future periodic reports and amendments filed by Japan with the Commission. The following section has been updated to reflect current information and has not been revised in its entirety. In the following section, information pertaining to previous years is provided solely for your convenience.

 GENERAL

Area and Population

        Japan, an archipelago in the western Pacific, consists of four main islands (Hokkaido, Honshu, Kyushu and Shikoku) which are mostly mountainous located in the same approximate range of latitude as the east coast of the United States north of Florida. The total area of Japan is approximately 146,000 square miles, which is slightly less than that of California and about 4% of the United States. It is bordered by the Sea of Japan to the west and north, and by the Pacific Ocean to the east and south.

        Japan has a total population of approximately 126.8 million (estimated as of February 1, 2017). It has one of the highest population densities in the world and approximately 23.5% of its people (estimated as of October 1, 2015) are concentrated in three metropolitan areas (Tokyo, Osaka and Nagoya). Japan's annual rate of population decrease during the years 2010-2015 showed an average annual decline rate of 0.15% (based on 2015 Population Census figures). Japan's population decreased 0.14% during the 12 months ended October 1, 2016 (estimated as of October 1, 2016).

Government

        The legislative power in Japan is vested in the Diet, which currently consists of a House of Representatives having 475 members and a House of Councillors having 242 members. Members of both houses are elected by direct universal suffrage, except that some members of each house are elected by proportional representation. The power of the House of Representatives is superior to that of the House of Councillors in respect of approving certain matters including the national budget and electing the Prime Minister.

        The executive power is vested in the Cabinet consisting of a Prime Minister, elected by the Diet from among its members, and other Ministers appointed by the Prime Minister, a majority of whom must be members of the Diet. The judicial power is vested in the Supreme Court and such lower courts as are established by law.

        Japan's 47 prefectures, and its cities, towns and villages, have a certain degree of local autonomy through popularly elected legislative bodies and chief executives. The central government exercises its influence on local governments indirectly through financial aid and prescribing standards of local administration.

Political Parties

        Members of the House of Representatives are elected for four-year terms unless the House of Representatives is dissolved prior to expiration of their terms. The House of Representatives was dissolved on November 21, 2014 and an election was held on December 14, 2014. 295 members were elected from single-member districts and 180 members were elected through a proportional representation process from 11 regional districts. The House of Councillors currently consists of 242 members who are elected for six-year terms with one-half of the membership being elected every three years. In an election in July 2013, 121 members were elected, of which 48 members were elected through a proportional representation system and 73 members were elected from 47 districts that correspond to the 47 prefectures of Japan. In addition, in an election in July 2016, 121 members were elected as well. Currently, the House of Councillors consists of 121 members whose term expires in July 2019 and 121 members whose term expires in July 2022.

        The following tables set forth the membership by political party of the House of Representatives as of October 26, 2016 and the House of Councillors as of March 6, 2017.

House of Representatives
Liberal Democratic Party	294
The Democratic Party and Club of Independents	96
Komeito	35
Japanese Communist Party	21
Nippon Ishin (Japan Innovation Party)	15
Liberal Party	2
Social Democratic Party	2
Independents	10
Vacancies	0

Total	475

Source: House of Representatives.

House of Councillors
Liberal Democratic Party and The Party for Japanese Kokoro	126
The Democratic Party and The Shin-Ryokufukai	50
Komeito	25
Japanese Communist Party	14
Nippon Ishin (Japan Innovation Party)	12
Hope Coalition (Kibou)	6
Independents Club	4
Okinawa Whirlwind	2
Independents	3
Vacancies	0

Total	242

Source: House of Councillors.

Leadership

        Japan's current Prime Minister is Shinzo Abe, a member of the Liberal Democratic Party of Japan and member of the House of Representatives in the Diet. As the Liberal Democratic Party of Japan took its position as the ruling party as a result of the House of Representatives election, Mr. Abe was formally appointed as Japan's 96th Prime Minister by the Emperor on December 26, 2012 and succeeded the former Prime Minister Yoshihiko Noda, who is a member of the Democratic Party of Japan. After the Democratic Party of Japan became the ruling party in September 2009, Mr. Noda served as the last Prime Minister of the Democratic Party of Japan from September 2, 2011.

International Organizations

        Japan is a member of the United Nations and other international organizations, including the International Monetary Fund, International Bank for Reconstruction and Development, International

Development Association, International Finance Corporation, International Fund for Agricultural Development, Multilateral Investment Fund, Multilateral Investment Guarantee Agency, Asian Development Bank, African Development Bank, African Development Fund, European Bank for Reconstruction and Development, Inter-American Development Bank and Inter-American Investment Corporation. See "—Subscriptions to International Financial Organizations".

International Trade Agreements

        Japan announced its intent to join the Trans-Pacific Partnership, or TPP, in March 2013, and following negotiations with 11 other countries, signed the TPP Agreement on February 4, 2016. Although Japan ratified the TPP on January 20, 2017, the United States announced its formal withdrawal from the TPP on January 23, 2017. Thus, it is currently unclear whether some or all of the 12 countries that negotiated the TPP Agreement will take any additional steps towards the implementation of the TPP, either in its current form or otherwise.

        Japan has also entered into Economic Partnership Agreements, or EPAs, with various countries, including Singapore, Mexico, Malaysia, Chile and Thailand. As of August 2016, Japan had entered into a total of 16 EPAs with 20 countries. Pursuant to the EPAs, Japan will collaborate comprehensively with the counterparty to, among other things, reduce or eliminate tariffs, grant most-favored-nation status in the fields of investment, services and government procurement and expedite patent review and enhance patent protection in the field of intellectual property.

        Japan is also a member of international organizations which are based on international trade treaties and other agreements which seek to promote free trade in the international market, including the following: the World Trade Organization, the Organisation for Economic Co-operation and Development, the World Customs Organization and the International Trade Centre.

        The following is a map of Japan:

MAP OF JAPAN

Road
City
Distance from Tokyo
Map Projection :
Standard point :
SEA OF OKHOTSK
SAKHALIN
KURILE ISLANDS
The most northern end of Japan
Etorofu Is.
Rebun-to Is.
Asahikawa
Kushiro
Sapporo
Hakodate
Aomori
Akita
Morioka
SEA OF JAPAN
Sendai
Niigata
Nagano
Kanazawa
Utsunomiya
Takeshima
OKI ISLANDS
Matsue
Kyoto
Tokyo
Nagoya
Hiroshima
Osaka
Fukuoka
Matsuyama
Hiroshima
Kagoshima
Hachijojima Is.
IZU ISLANDS
JAPAN
NORTH PACIFIC OCEAN
Torishima Is.
EAST CHINA SEA
NANSEI ISLANDS
SENKAKU ISLANDS
Naha
Chichijima Is.
OGASAWARA ISLANDS
The most eastern end of Japan
Minami-Torishima Is.
The most western end of Japan
Minami-Daitojima Is.
Oki-Daitojima Is.
Iwo Is.
Minami-Iwo Is.
The most southern end of Japan
Oki-no-Tori Shima Is.
PHILIPPINE SEA

This map is compiled from 1:5,000,000 Japan and Its Surroundings (2015 Revised).

"Sea of Japan" is referred to as "Japan Sea" in the "Limits of Oceans and Seas" (S-23), published by the International Hydrographic Organization.

Geospatial Information Authority of Japan

Ministry of Land, Infrastructure, Transport and Tourism
Government of Japan

THE ECONOMY

General

        Japan has a highly advanced and diversified economy, which has developed in response to changing conditions in Japan and the world. During the era of high economic growth in the 1960s and the early 1970s, the expansion was based on the development of heavy industries consuming large quantities of resources. During the 1980s, there was rapid growth in high value-added industries, such as electronics and precision instruments, which employ high level technology and consume relatively low quantities of resources. The service sector of the economy grew significantly during the 1980s and 1990s.

        While the Japanese economy expanded during the period from 2002 to 2007, amidst that expansion, and prior to the global economic crisis of 2008, Japan continued to face several domestic economic difficulties. Among other things, domestic consumption contributed to the economic recovery to a lesser degree than was the case in prior economic growth periods. Also, despite the improving employment environment at the time, the average wage failed to grow appreciably. While those Japanese manufacturing companies with a global competitive edge achieved growth on the back of the favorable world economy, small-to-medium enterprises and the non-manufacturing sectors realized only limited productivity growth and profitability. This in turn caused imbalance in the level of economic recovery among the different regions in Japan. In the longer term, Japan faced a declining population, mass retirement of the baby boomer generation, environmental/energy conservation agenda, and fiscal deficit problem. Against this backdrop, the subprime loan crisis in the United States and increases in the prices of energy and raw materials precipitated weakness in the global economy, causing the Japanese economy to deteriorate. Throughout JFY 2008, the global economy continued to worsen, as the collapse of several major financial institutions in the United States and other factors contributed to a credit tightening, volatility in stock, currency and other markets, loss of consumer confidence and decrease in business and industrial activities on a global basis. The Japanese economy was also adversely affected by these factors, especially as Japan's export sector was hit by the decline in global demand and appreciation of the yen against other major currencies. After February 2008, Japan had entered a recession. The Japanese economy in JFY 2010 picked up, despite a difficult situation where the unemployment rate remained at a high level.

        On March 11, 2011, just as the Japanese economy was in a transition from the state of stagnation to recovery, the Great East Japan Earthquake ("Earthquake") struck Japan. As a result, the Japanese economy posted negative growth for the first and second quarter in 2011. Unlike the cases of the Great Hanshin-Awaji Earthquake in 1995 or Hurricane Katrina in 2005, personal consumption declined on a nationwide basis, with consumer sentiment deteriorating sharply after the Earthquake. The Earthquake had a severe impact on production in Japan through the shutdown of damaged factories, disruptions of the supply chains and power supply constraints. In particular, the Earthquake affected Japan's auto industry which depends on the Tohoku region for the supply of key parts including semiconductors and other electronic components. The supply constraints and the slower growth in corporate earnings in the aftermath of the Earthquake also put downward pressure on capital investment activities. The Earthquake was accompanied by a nuclear power plant accident, which not only caused power supply constraints but also had a chilling effect on certain business activities, such as in the tourism and leisure sectors. Following the Earthquake, the number of visitors to Japan from foreign countries dropped by approximately half from the monthly averages in the prior year. The Earthquake and its aftermath prompted the Government of Japan to compile a series of supplementary budgets to support reconstruction efforts. On May 2, 2011, a first supplementary budget of approximately ¥4 trillion was approved by the Diet to finance reconstruction relating to damages from the Earthquake and tsunami. The budget was aimed at disaster relief, including providing temporary housing, rebuilding of facilities and disaster assistance loans. On July 25, 2011, the Japanese government approved a second supplementary budget of approximately ¥2 trillion aimed at further disaster relief, including increasing the Contingency Reserve for Recovery from the Great East Japan Earthquake. On November 21, 2011, the Japanese government approved the third supplementary budget of approximately ¥12 trillion aimed at disaster relief, including provision of emergency support to people affected by the disaster and reconstruction of public utilities and facilities. On February 8, 2012, the Japanese government approved the fourth supplementary budget including the establishment of a government guaranteed ¥500 billion credit facility in response to the so-called "Overlapping Debt Problem", whereby the burden of existing debt makes it difficult to raise funds for victims of the Earthquake. Thereafter, the Japanese government approved budgets of approximately ¥4 trillion for JFY 2012, ¥5 trillion for JFY 2013 and ¥4 trillion for JFY 2014 to finance reconstruction efforts.

        The Earthquake and the nuclear disaster in Fukushima were followed by severe flooding that occurred at the end of July 2012 in Thailand, Japan's sixth largest trading country in export and ninth in import. The suspended operations of the local factories in Thailand suppressed Japan's Thailand bound exports of goods including intermediary materials for cars and electronics and thereby adversely affected the Japanese economy.

        Thus, JFY 2011 started in a very challenging environment, with the Earthquake seriously crippling the economy, which posted negative growth for the first quarter. Over time, the government and the people joined forces in an all-out effort to rebuild the social and economic infrastructure, facilitating a rapid recovery of the supply chains and helping the economy on a track to a gradual recovery. Since the summer of 2011, however, the rapid appreciation in yen, the reduced external demand due to the Thai flooding (as described above) and deceleration in the world economy stemming from the European sovereign debt crisis kept such recovery to a modest level.

        In December 2012, the Cabinet Office of the Government of Japan announced "Abenomics" (named after the incumbent Prime Minister Shinzo Abe), an economic strategy of pursuing an expansionary monetary policy, a flexible fiscal policy and an economic growth agenda that promotes private investment, with the goal of achieving GDP growth and job creation. Pursuant to this strategy, specific measures to be implemented include accelerating reconstruction efforts in areas damaged by the Great East Japan Earthquake, increasing stimulus spending and subsidies aimed at strategically important sectors and utilizing a more flexible approach to economic and fiscal management.

        Additionally, in January 2013, the Government of Japan and the Bank of Japan issued a joint statement announcing measures to overcome deflation and achieve sustainable economic growth with price stability in order to establish a sustainable fiscal structure and sound fiscal management. In March 2013, Mr. Haruhiko Kuroda, former President of the Asian Development Bank, was appointed as governor of the Bank of Japan. In April 2013, the Bank of Japan announced its new quantitative and qualitative monetary easing policy, under which the Bank of Japan is aiming to achieve a price stability target of 2% in terms of the year-on-year rate of change in the consumer price index at the earliest possible time, with a time horizon of about two years. The real GDP marked an increase of 1.3% during JFY 2015, with the nominal GDP posting a positive growth by 2.8%. The Cabinet Office of the Government of Japan currently expects the Japanese economy to recover moderately during JFY 2016, posting real GDP growth of 1.7% and the nominal GDP growth of 3.1%. The Japanese Diet has passed comprehensive social security and tax reform, including an increase in the consumption tax rate from 5% to 8% in 2014, and from 8% to 10% in 2015, subject to certain conditions. Accordingly, the consumption tax rate was increased to 8% in April 2014. However, the planned increase in the consumption tax rate from 8% to 10% has been postponed to October 2019. In addition, the effective corporate tax rate was reduced from 34.62% to 32.11% for JFY 2015 and it was further reduced to 29.97% for JFY 2016.

        In April 2016, a series of strong earthquakes struck the Kumamoto area, including the strongest earthquake to strike Japan since 2011, causing the gross regional product (GRP) of the Kyushu region to decline. The earthquakes raised concerns about the possible impact on the distribution of agricultural products and the supply of electronic parts.

        The Japanese economy faces certain challenges. Challenges for the Japanese economy include, as further described herein, an increased dependence on LNG and other energy imports as a result of the nuclear accident at the Fukushima Daiichi Nuclear Plant and suspension of operations at other nuclear power plants and, over the long term, demographic challenges, such as an aging workforce and population decrease, and the high levels of public debt and associated debt servicing payments.

Summary of Key Economic Indicators

        The following table sets forth information regarding certain of Japan's key economic indicators for the periods indicated:

	JFY 2011	JFY 2012	JFY 2013	JFY 2014	JFY 2015	JFY 2016
	(yen amounts in billions, except percentages and index)
Percentage Changes of GDP from Previous Year
At Nominal Prices	–1.1%	0.2%	2.6%	2.1%	2.8%	(b)
At Real Prices(c)	0.5	0.9	2.6	–0.4	1.3	(b)
Total Revenues of Consolidated General and Special Accounts(d)	¥263,616	¥266,025	¥271,710	¥247,464	¥247,917	¥263,116
Total Expenditures of Consolidated General and Special Accounts(d)	223,615	221,853	227,684	226,756	228,749	254,256
Surplus of Consolidated Revenues over Consolidated Expenditures(d)	40,001	44,173	44,026	20,708	19,167	8,861
Public Debt	758,202	785,723	823,367	851,097	880,335	(b)

(a)
Percentage changes of GDP is calculated using GDP based on the revised calculation methodology for GDP adopted in December 2016.

(b)
As of the date of this prospectus, the data for 2016 is not available.

(c)
Real prices are based on calendar year 2011.

(d)
The data for 2016 is the provisional results as of December 31, 2016.

Source: Economic and Social Research Institute; Cabinet Office; and Ministry of Finance.

	2011	2012	2013	2014	2015	2016
	(yen or dollar amounts in billions, except percentages and index)
Unemployment Rate	4.6% (a)	4.3%	4.0%	3.6%	3.4%	3.1%
Consumer Price Index(b)(c)	96.3	96.2	96.6	99.2	100	99.9
Annual Change	–0.3%	0.0%	0.4%	2.7%	0.8%	–0.1%
Corporate Goods Price Index(d)	101.5	100.6	101.9	105.1	102.7	99.2
Annual Change	1.5%	–0.9%	1.3%	3.2%	–2.3%	–3.4%
Current Account regarding Balance of Payments(e)	¥10,401	¥4,764	¥4,457	¥3,881	¥16,413	—
Official Foreign Exchange Reserves	$1,296	$1,268	$1,267	$1,261	$1,233	$1,217

(a)
The unemployment rate for CY 2011 is based on an estimate with respect to Iwate, Miyagi and Fukushima Prefectures.

(b)
Calendar year 2015=100.

(c)
Indices are calculated using the monthly averages.

(d)
Calendar year 2010=100.

(e)
As of the date of this prospectus, the data for 2016 is not available.

Source: Ministry of Internal Affairs and Communications "Labor Force Survey"; Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications; Domestic Corporate Goods Price Index, Bank of Japan; and Ministry of Finance.

Gross Domestic Product and National Income

        In December 2016, the methodology of calculating Japan's GDP was revised to implement the System of National Accounts 2008 (2008 SNA), the latest version of the international statistical standard for the national accounts adopted by the United Nations Statistical Commission, as well as other changes including revising the benchmark year for real prices from 2005 to 2011. Revised GDP figures based on this methodology were published for prior years from JFY 1995. The GDP figures set forth in the tables below reflect this revised methodology.

        The following table sets forth information pertaining to Japan's gross domestic product for JFY 2011 through JFY 2015.

Gross Domestic Product

	JFY 2011	JFY 2012	JFY 2013	JFY 2014	JFY 2015	Percentage of JFY 2015 GDP
	(yen amounts in billions)
Total Consumption
Private sectors	¥288,430	¥291,164	¥300,002	¥298,413	¥299,855	56.3%
Public sectors	99,742	100,358	101,847	104,258	106,026	19.9

	388,173	391,523	401,849	402,671	405,881	76.2
Total Gross Capital Formation
Private sectors
Producers' Durable Equipment	70,433	71,834	77,426	80,348	81,211	15.3
Residential Construction	14,291	14,915	16,627	15,518	15,930	3.0
Public sectors	24,194	24,398	26,896	27,117	26,724	5.0

	108,917	111,148	120,949	122,982	123,865	23.3
Additions to Business Inventories
Private sectors	1,365	742	(1,597)	753	2,408	0.5
Public sectors	27	19	39	77	18	0.0

	1,391	761	(1,558)	831	2,425	0.5
Net Exports of Goods and Services	(4,628)	(8,757)	(13,838)	(8,617)	14	0.0

Nominal Gross Domestic Expenditures	¥493,853	¥494,674	¥507,401	¥517,867	¥532,185	100.0%

Real Gross Domestic Expenditures(a)	¥495,054	¥499,634	¥512,651	¥510,421	¥517,146

Surplus of the Nation on Current Account
Exports of Goods and Services and Other Receipts from Abroad	18,393	19,025	24,710	28,366	30,328
Less: Imports of Goods and Services and Other Payments Abroad	(4,786)	(5,315)	(7,260)	(9,036)	(9,956)

	13,607	13,710	17,450	19,331	20,372

Gross National Income	¥507,460	¥508,385	¥524,851	¥537,197	¥552,557
Percentage Changes of GDP from Previous Year
At Nominal Prices	–1.1%	0.2%	2.6%	2.1%	2.8%
At Real Prices(b)	0.5	0.9	2.6	–0.4	1.3
Deflator	–1.5	–0.8	–0.0	2.5	1.4

(a)
GDP financial data are subject to change.

(b)
Real prices are based on calendar year 2011.

Source: Economic and Social Research Institute, Cabinet Office.

        The following table sets forth information pertaining to Japan's gross domestic product, as seasonally adjusted, for each of the eight quarters ended December 31, 2016.

	Quarterly Gross Domestic Product(a)
	2015				2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(yen amounts in billions)
Nominal Gross Domestic Expenditures(b)	¥528,545	¥529,849	¥532,636	¥531,247	¥535,278	¥536,841	¥537,780	¥539,395

Real Gross Domestic Expenditures(b)(c)	¥517,053	¥516,540	¥517,541	¥515,966	¥518,970	¥521,294	¥523,050	¥524,291

Percentage Changes of GDP from the Previous Quarter At Nominal Prices(d)	2.2%	0.2%	0.5%	–0.3%	0.8%	0.3%	0.2%	0.3%
At Real Prices(c)(d)	1.4	–0.1	0.2	–0.3	0.6	0.4	0.3	0.2
Deflator(d)	0.8	0.3	0.3	0.0	0.2	–0.2	–0.2	0.1

(a)
Quarterly GDP financial data are subject to change.

(b)
Numbers are based on seasonally-adjusted GDP figures.

(c)
Real prices are based on calendar year 2011.

(d)
Percentage changes are based on seasonally-adjusted GDP figures.

Source: Economic and Social Research Institute, Cabinet Office.

 Per Capita Gross Domestic Product

        The following table indicates per capita gross domestic product for the last five years:

	Per Capita GDP
Fiscal Year	Amount (in thousands of yen)	Year-on-year change (%)
2011	3,866	(0.8)
2012	3,880	0.4
2013	3,986	2.7
2014	4,076	2.3
2015	4,191	2.8

National Income

        The following table sets forth national income for calendar year 2011 through calendar year 2015.

	National Income
	2011	2012	2013	2014	2015
	(yen amounts in billions)
Domestic Factor Income	¥342,445	¥346,958	¥354,283	¥356,732	¥367,349
Net Income from Abroad	13,920	13,258	16,892	18,581	20,078

National Income at Factor Cost	¥356,365	¥360,216	¥371,175	¥375,313	¥387,427

Percentage Changes of Income at Factor Cost from Previous Year	–1.7%	1.1%	3.0%	1.1%	3.2%

Source: Economic and Social Research Institute, Cabinet Office.

Industry

        The following table sets forth the proportion of gross domestic product contributed by major industrial sectors of the economy for calendar year 2011 through calendar year 2015.

GDP by Industrial Sectors (at nominal prices)

	2011	2012	2013	2014	2015
Industry
Agriculture, forestry and fishing	1.1%	1.1%	1.1%	1.1%	1.1%
Mining	0.1	0.1	0.1	0.1	0.1
Manufacturing	19.7	19.7	19.4	19.7	20.4
Electricity, gas and water supply and waste management service	2.2	2.0	2.1	2.3	2.7
Construction	4.9	4.9	5.3	5.5	5.5
Wholesale and retail trade	14.4	14.7	14.8	14.2	13.9
Transport and postal services	5.0	5.1	5.0	5.2	5.1
Accommodation and food service activities	2.5	2.4	2.5	2.5	2.5
Information and communications	5.2	5.1	5.1	5.1	5.0
Finance and insurance	4.7	4.5	4.6	4.4	4.4
Real estate	12.1	12.0	11.9	11.7	11.4
Professional, scientific and technical activities	7.3	7.2	7.3	7.2	7.3
Public administration	5.4	5.3	5.1	5.1	5.0
Education	3.8	3.7	3.7	3.7	3.6
Human health and social work activities	6.6	6.9	6.9	6.7	6.8
Other service activities	4.7	4.7	4.5	4.5	4.4

Total	99.5%	99.5%	99.4%	99.1%	99.1%

Source: Economic and Social Research Institute, Cabinet Office, Annual Report on National Accounts.

Energy

        The following table sets forth the total amounts of primary energy supplied and the percentages supplied by different sources for JFY 2011 through JFY 2015.

	Total Primary Energy Supplied (peta-joules)	Sources of Primary Energy Supplied(a)
JFY		Oil	Coal	Nuclear	Natural Gas	Other
2011	22,047	42.8	21.9	4.1	23.3	7.9
2012	21,721	44.1	23.3	0.7	24.5	7.4
2013	21,980	42.7	25.1	0.4	24.2	7.6
2014	21,109	41.5	25.2	0.0	25.2	8.0
2015	20,928	40.9	25.9	0.4	24.3	8.5

(a)
Figures represent the proportion of each source as a share of the domestic primary energy supplied. Domestic primary energy supplied is total primary energy supplied less exports and inventory adjustments.

(b)
Standard heating value by energy source, which is used to create total primary energy supplied statistics, is revised every five years. Figures represent the revised standard heating value by energy source.

Source: Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry, Report on Energy Supply and Demand.

        Since JFY 2011, largely due to the effects of the Earthquake, the import of oil and natural gas as alternatives to nuclear energy increased significantly as the demand increased for power generation at thermal power stations. See "Foreign Trade and Balance of Payments—Foreign Trade".

        The table below sets forth information regarding crude oil imports for JFY 2011 through JFY 2015.

	JFY 2011	JFY 2012	JFY 2013	JFY 2014	JFY 2015
Volume of imports (thousand kilo-liters per day)	575	578	587	530	546
Cost of imports (c.i.f. in billions of yen)	¥11,894	¥12,526	¥14,826	¥11,860	¥7,372
Average price (c.i.f. in yen kilo-liters)	¥56,681	¥59,357	¥69,224	¥61,279	¥37,007

Source: Customs and Tariff Bureau, Ministry of Finance.

        Japan has historically depended on oil for most of its energy requirements and almost all its oil is imported, mostly from the Middle East. Oil price movements thus have a major impact on the domestic economy. In recent years, as the demand for oil in emerging economies such as China and India has expanded and the geopolitical tension in the Middle East worsened, crude oil prices increased significantly. In 2015, oil prices decreased due to oversupply from OPEC countries and the economic downturn in China and Europe.

        Japan has worked to reduce its dependence on oil by encouraging energy conservation and the use of alternative fuels. In addition, a restructuring of industry, with emphasis shifting from primary industries to processing and assembly type industries and from manufacturing industry to service industry, has also contributed to the reduction of oil consumption.

        The following table sets forth information relating to total electric power generating capacity and electric power generation for JFY 2011 through JFY 2015.

	JFY 2011	JFY 2012	JFY 2013	JFY 2014	JFY 2015
	(megawatts)
Electric power generating capacity(a):
Fossil Fuel	185,309	188,904	191,258	193,356	190,805
Nuclear	48,960	46,148	44,264	44,264	42,048
Hydro-electric	48,419	48,934	48,932	49,597	50,035
Other	3,041	3,341	4,717	7,343	8,949

Total	285,729	287,327	289,171	294,560	291,836

	(gigawatt-hours)
Electric power generation:
Fossil Fuel	906,946	986,758	987,345	955,352	908,779
Nuclear	101,761	15,939	9,303	—	9,437
Hydro-electric	91,709	83,645	84,885	86,942	91,383
Other	7,412	7,607	8,949	11,423	14,580

Total	1,107,829	1,093,950	1,090,482	1,053,717	1,024,179

(a)
At the end of fiscal year—March 31

Source: Handbook of Electric Power Industry, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry.

Price Indices

        The table below sets forth information concerning changes in Japan's Corporate Goods and consumer price indices for the periods indicated.

	Corporate Goods Price Index(a)		Consumer Price Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2012	100.6	–0.9	96.2	0.0
2013	101.9	1.3	96.6	0.4
2014	105.1	3.2	99.2	2.7
2015	102.7	–2.3	100.0	0.8
2016	99.2	–3.4	99.9	–0.1

(a)
All commodities. Calendar year 2010=100. Source: Domestic Corporate Goods Price Index, Bank of Japan.

(b)
General index. Calendar year 2015=100. Source: Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications.

(c)
Indices are calculated using the monthly averages.

Labor

        The number of employees was on an upward trend from 2004 to 2007, decreased from 2008 to 2012 and recovered in 2013. In 2014, the average employment was estimated at 63.5 million, of which 24.4% were employed in mining, manufacturing and construction, 3.6% were employed in agriculture, forestry and fisheries, and 72.0% in services and other sectors. In 2015, the average employment was estimated at 63.8 million, of which 24.1% were employed in mining, manufacturing and construction, 3.6% were employed in agriculture, forestry and fisheries, and 72.3% were employed in services and other sectors. The unemployment rate (seasonally adjusted) in Japan gradually increased from 2008 to the middle of 2009, but has gradually decreased since the end of 2009. It ranged between 3.2% and 3.5% during 2015. (Note: Due to the impact of the Great East Japan Earthquake, it has become difficult to conduct a labor search in the following prefectures: Iwate, Miyagi and Fukushima. For this reason, the nationwide unemployment rate for the period between March 2011 and August 2011 does not account for these three prefectures.) The seasonally adjusted unemployment rate was 3.1% for August, 3.0% for September, 3.0% for October, 3.1% for November and 3.1% for December in 2016.

        The following table indicates unemployment statistics for Japan for each of the last five years:

Calendar Year	Unemployment Rate (%)
2012	4.3
2013	4.0
2014	3.6
2015	3.4
2016	3.1

Source: Ministry of Internal Affairs and Communications "Labor Force Survey".

        The table below sets forth information regarding wage index (total cash earnings (nominal)) and industrial production index (manufacturing and mining) for the periods indicated.

	Wage Index(a)		Industrial Production Index(b)
Calendar Year	Index(c)	Annual % Change	Index	Annual % Change
2011	99.8	–0.2	97.2	–2.8
2012	98.9	–0.9	97.8	0.6
2013	98.5	–0.4	97.0	–0.8
2014	98.9	0.4	99.0	2.1
2015	99.0	0.1	97.8	–1.2

(a)
Calendar year 2010=100. Source: Monthly Labor Survey, Ministry of Health, Labor and Welfare.

(b)
Calendar year 2010=100. Source: Ministry of Economy, Trade and Industry.

(c)
Indices are calculated using the monthly averages.

        The following table shows selected employment information by industry.

	2011(a)	2012	2013	2014	2015
	(all figures in percentages, except as indicated)
Labor Force (in thousands of persons)	62,890	62,700	63,110	63,510	63,760
Employment by Industry:
Agriculture, forestry and fisheries	3.96%	3.83%	3.69%	3.62%	3.58%
Mining, manufacturing and construction	24.71	24.53	24.42	24.37	24.12
Services and other sectors	71.33	71.64	71.89	72.00	72.30

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Ministry of Internal Affairs and Communications "Labor Force Survey".

(a)
The data for CY 2011 is based on an estimate with respect to Iwate, Miyagi and Fukushima Prefectures.

        The following table shows employment rate by age and gender.

	2011	2012	2013	2014	2015
	(all figures in percentages, except as indicated)
Total	56.5%	56.5%	56.9%	57.3%	57.6%
Employment rate by age:
15 - 64 years old	70.2	70.6	71.7	72.7	73.3
15 - 24 years old	39.1	38.5	39.7	40.3	40.7
25 - 34 years old	79.0	79.4	80.2	81.0	81.2
35 - 44 years old	79.4	79.8	80.9	81.8	82.4
45 - 54 years old	82.0	82.3	82.9	83.3	83.8
55 - 64 years old	65.1	65.4	66.8	68.7	70.0
55 - 59 years old	75.2	75.4	76.8	78.1	78.7
60 - 64 years old	57.1	57.7	58.9	60.7	62.2
65 and over	19.2	19.5	20.1	20.8	21.7
65 - 69 years old	36.2	37.1	38.7	40.1	41.5
70 - 74 years old	22.8	23.0	23.3	24.0	24.9
75 and over	8.4	8.4	8.2	8.1	8.3
25 - 44 years old	79.2	79.6	80.6	81.5	81.9
Employment rate by gender:
Male	67.6	67.5	67.5	67.7	67.8
Female	46.2	46.2	47.1	47.6	48.0

Source: Ministry of Internal Affairs and Communications "Labor Force Survey".

        The following table shows employment data by type of employment.

	2011	2012	2013	2014	2015
	(in thousands of persons)
Employee (except for executive of company or corporation)	51,630	51,540	52,100	52,490	52,930
Regular employee	33,520	33,400	33,020	32,870	33,130
Non-regular employee	18,110	18,130	19,060	19,620	19,800

Source: Ministry of Internal Affairs and Communications "Labor Force Survey".

Aging Workforce and Population Decrease

        One of the risks that the Japanese economy bears is the issue of the aging of the population accompanied with an overall population decrease. Aging and population decrease placed downward pressure on economic growth. The negative impact can be reduced by enhancing productivity and competitiveness through the further opening of the Japanese economy to the world. Aging and population decrease have an impact not only on the macro growth rate but also on spending patterns (such as the older generations spending more than younger generations on service consumption) and, consequently, the country's economic structure.

        The impact of the aging and shrinking population on Japan's fiscal structure looms as a long-term risk. Social security benefit payments under the current system will increase. The ratio of pensions to national income are expected to remain at the same level, but that of welfare including medical benefits and nursing-care benefits is expected to increase. Aging and population decrease will thus modify the Japanese revenue structure. Furthermore, amid increasing capital mobility, it is imperative for Japan to foster an environment attractive to business enterprises. Under these circumstances, it has become more and more difficult to impose additional tax burdens on the income of individuals and corporations. The effects of the aging and shrinkage of the population would also be prominent in Japan's regional economies.

        The following table indicates the age distribution of Japan's population:

Population and Percentage distribution by Age (5-Year Age Group)

	Both sex
Age groups	2005*	2012	2013	2014	2015**
Total	127,768	127,515	127,298	127,083	127,110
0 - 4 years old	5,599	5,273	5,239	5,213	5,199
5 - 9	5,950	5,407	5,361	5,307	5,302
10 - 14	6,036	5,868	5,790	5,713	5,607
15 - 19	6,593	6,050	6,047	6,005	5,983
20 - 24	7,381	6,272	6,205	6,203	6,250
25 - 29	8,314	7,048	6,869	6,678	6,530
30 - 34	9,795	7,833	7,623	7,466	7,325
35 - 39	8,772	9,420	9,060	8,670	8,359
40 - 44	8,113	9,469	9,667	9,793	9,808
45 - 49	7,755	8,205	8,406	8,608	8,746
50 - 54	8,828	7,678	7,734	7,791	8,003
55 - 59	10,294	7,954	7,731	7,654	7,570
60 - 64	8,577	10,246	9,666	8,980	8,507
65 - 69	7,460	8,204	8,699	9,154	9,729
70 - 74	6,661	7,396	7,596	7,928	7,788
75 - 79	5,280	6,253	6,302	6,269	6,365
80 - 84	3,423	4,631	4,762	4,869	5,023
85 - 89	1,855	2,780	2,926	3,063	3,175
90 - 94	843	1,146	1,216	1,305	1,389
95 - 99	212	331	343	352	390
100 and over	25	51	55	60	62
Regrouped
0 - 14 years old	17,585	16,547	16,390	16,233	16,108
15 - 64	84,422	80,175	79,010	77,850	77,081
65 and over	25,761	30,793	31,898	33,000	33,921
65 - 74 years old	14,122	15,601	16,295	17,082	17,517
75 and over	11,639	15,193	15,603	15,917	16,405

	Both sex
Age groups	2005*	2012	2013	2014	2015**
	Percentage Distribution (%)
Total	100.00	100.00	100.00	100.00	100.00
0 - 4 years old	4.38	4.13	4.12	4.10	4.09
5 - 9	4.66	4.24	4.21	4.18	4.17
10 - 14	4.72	4.60	4.55	4.50	4.41
15 - 19	5.16	4.74	4.75	4.73	4.71
20 - 24	5.78	4.92	4.87	4.88	4.92
25 - 29	6.51	5.53	5.40	5.25	5.14
30 - 34	7.67	6.14	5.99	5.88	5.76
35 - 39	6.87	7.39	7.12	6.82	6.58
40 - 44	6.35	7.43	7.59	7.71	7.72
45 - 49	6.07	6.43	6.60	6.77	6.88
50 - 54	6.91	6.02	6.08	6.13	6.30
55 - 59	8.06	6.24	6.07	6.02	5.96
60 - 64	6.71	8.04	7.59	7.07	6.69
65 - 69	5.84	6.43	6.83	7.20	7.65
70 - 74	5.21	5.80	5.97	6.24	6.13
75 - 79	4.13	4.90	4.95	4.93	5.01
80 - 84	2.68	3.63	3.74	3.83	3.95
85 - 89	1.45	2.18	2.30	2.41	2.50
90 - 94	0.66	0.90	0.96	1.03	1.09
95 - 99	0.17	0.26	0.27	0.28	0.31
100 and over	0.02	0.04	0.04	0.05	0.05
Regrouped
0 - 14 years old	13.76	12.98	12.88	12.77	12.67
15 - 64	66.07	62.87	62.07	61.26	60.64
65 and over	20.16	24.15	25.06	25.97	26.69
65 - 74 years old	11.05	12.23	12.80	13.44	13.78
75 and over	9.11	11.91	12.26	12.53	12.91

(Note)

*
Statistics Bureau, Ministry of Internal Affairs and Communications, "Population Census". (Unknown age population is included after being prorated to each age population.)

**
Figures are subject to change based on the result of "Population Census" conducted during 2015.

        If the population of Japan continues to decrease, it may have a material adverse impact on Japan's overall socioeconomics in the future, including with respect to economic scale, standard of living and sustainability of the social security system.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

        Japan is one of the leading trading nations of the world, ranking fourth to China, United States and Germany in merchandise exports and ranking fourth to the United States, China and Germany in merchandise imports among the IMF member countries in 2015.

        The trade deficit slightly increased from ¥2,565 billion in 2011 to ¥2,792 billion in 2015 despite an increase in exports for three consecutive years, meaning that Japan has had a trade deficit for five consecutive years. The primary reasons for the trade deficit include increased imports of oil and natural gas as alternatives to nuclear energy. Imports of fossil fuels increased as the demand increased for power generation at thermal power stations after the nuclear accident at the Fukushima Daiichi Nuclear Plant caused suspension of operations at other nuclear plants, resulting in reduced energy supply. Due to increased imports of fossil fuels, Japan's trade balance in 2011 turned to a deficit for the first time in 31 years. In 2012, the trade deficit expanded and it hit a record high in 2014. In 2015, it decreased substantially again and back to the level of 2011. As of December 2015, it was expected that in 2016 exports would continue to stagnate due to strong yen against Asian currencies, while imports would slightly increase due to the expansion of domestic demand as a result of a decrease in energy prices which increased real income, based on the premise of the rise in consumption tax scheduled in April 2017. However, on June 1, 2016, the Japanese government announced the postponement of such rise to October 2019.

        According to provisional export and import data published by the Ministry of Finance on January 25, 2017, Japan had a trade surplus of ¥4,074 billion in 2016, reversing a trend of five consecutive years of trade deficits since 2011.

        The following tables set forth information relating to foreign trade for the years indicated. In these tables exports are stated on an f.o.b. basis and imports on a c.i.f. basis. Monetary figures are based on actual movements of goods as calculated by the Ministry of Finance. (This method of computation differs from that used in calculating balance of payments, in which both exports and imports are stated on an f.o.b. basis.)

Foreign Trade of Japan

	Value Index(a)		Quantum Index(a)		Unit Value(a) Index		Terms of Trade(b)
	Exports	Imports	Exports	Imports	Exports	Imports	Index
2011	97.3	112.1	96.2	102.6	101.1	109.3	92.5
2012	94.6	116.3	91.6	105.0	103.3	110.8	93.2
2013	103.5	133.7	90.2	105.3	114.8	127.0	90.4
2014	108.4	141.4	90.7	106.0	119.6	133.4	89.7
2015	112.2	129.0	89.8	103.0	125.0	125.3	99.8

(a)
Calendar year 2010=100.

(b)
Unit value index of exports divided by unit value index of imports, multiplied by 100.

Source:
Japan Tariff Association, Ministry of Finance.

 Composition of Japan's Exports and Imports

	2011		2012		2013		2014		2015
	(yen amounts in billions)
JAPAN'S EXPORTS
Textile Products	¥812	1.2%	¥790	1.2%	¥869	1.2%	¥928	1.3%	¥985	1.3%
Metals and Metal Products	5,997	9.1	5,805	9.1	6,352	9.1	6,598	9.0	6,315	8.4
Machinery and Equipment:
Ships	2,046	3.1	1,716	2.7	1,452	2.1	1,299	1.8	1,334	1.8
Motor Vehicles	8,204	12.5	9,225	14.5	10,413	14.9	10,919	14.9	12,046	15.9
TV and Radio Receivers	101	0.2	104	0.2	111	0.2	128	0.2	142	0.2
Motorcycles	266	0.4	249	0.4	277	0.4	316	0.4	294	0.4
Scientific and Optical Instruments	2,109	3.2	2,085	3.3	2,223	3.2	2,436	3.3	2,376	3.1
Other(a)	28,916	44.1	28,053	44.0	29,594	42.4	31,227	42.7	32,155	42.5

Total Machinery and Equipment	41,642	63.5	41,432	65.0	44,069	63.2	46,327	63.4	48,347	63.9
Chemicals	6,798	10.4	6,365	10.0	7,507	10.8	7,818	10.7	7,759	10.3
Foods and Beverages	359	0.5	355	0.6	436	0.6	482	0.7	599	0.8
Other Exports(b)	9,938	15.2	9,001	14.1	10,540	15.1	10,941	15.0	11,609	15.4

Grand Total	¥65,546	100.0%	¥63,748	100.0%	¥69,774	100.0%	¥73,093	100.0%	¥75,614	100.0%

JAPAN'S IMPORTS
Foods and Beverages	5,854	8.6%	5,852	8.3%	6,473	8.0%	6,732	7.8%	7,002	8.9%
Raw Materials	5,270	7.7	4,768	6.7	5,358	6.6	5,590	6.5	4,853	6.2
Chemicals	6,098	9.0	5,926	8.4	6,464	8.0	6,864	8.0	7,748	9.9
Mineral Fuels:
Petroleum	11,415	16.8	12,247	17.3	14,245	17.5	13,873	16.1	8,185	10.4
Coal	2,459	3.6	2,321	3.3	2,307	2.8	2,086	2.4	1,974	2.5
Other(c)	7,942	11.7	9,520	13.5	10,892	13.4	11,734	13.7	8,059	10.3

Total Mineral Fuel	21,816	32.0	24,088	34.1	27,444	33.8	27,692	32.2	18,218	23.2
Machinery and Equipment	16,176	23.7	17,334	24.5	20,817	25.6	23,249	27.1	24,274	31.0
Other Imports(d)	12,897	18.9	12,721	18.0	14,687	18.1	15,782	18.4	16,310	20.8

Grand Total	¥68,111	100.0%	¥70,689	100.0%	¥81,243	100.0%	¥85,909	100.0%	¥78,406	100.0%

(a)
This category includes general machinery, electronic components including semiconductors and electronic equipment including electronic circuit.

(b)
This category includes raw materials, mineral fuels and vehicle parts.

(c)
This category includes liquid natural gas and petroleum products.

(d)
This category includes clothing and accessories thereof, non-ferrous metal and scientific and optical instruments.

Source:
The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

 Geographic Distribution of Japan's Exports and Imports

	2011		2012		2013		2014		2015
	(yen amounts in billions)
JAPAN'S EXPORTS
Asia	36,686	56.0%	34,855	54.7%	37,867	54.3%	39,518	54.1%	40,329	53.3%
China	12,902	19.7	11,509	18.1	12,625	18.1	13,381	18.3	13,223	17.5
(Asia NIES)	14,917	22.8	13,720	21.5	15,271	21.9	15,952	21.8	16,438	21.7
(ASEAN)	9,799	14.9	10,328	16.2	10,828	15.5	11,080	15.2	11,495	15.2
Oceania	1,778	2.7	1,837	2.9	2,029	2.9	1,958	2.7	2,099	2.8
Australia	1,418	2.2	1,471	2.3	1,656	2.4	1,501	2.1	1,555	2.1
North America	10,727	16.4	12,007	18.8	13,776	19.7	14,495	19.8	16,161	21.4
U.S.A.	10,018	15.3	11,188	17.6	12,928	18.5	13,649	18.7	15,225	20.1
Canada	709	1.1	819	1.3	848	1.2	846	1.2	936	1.2
Central and South America	3,528	5.4	3,435	5.4	3,560	5.1	3,563	4.9	3,375	4.5
Western Europe	8,150	12.4	6,684	10.5	7,140	10.2	7,745	10.6	8,102	10.7
EU	7,619	11.6	6,501	10.2	7,000	10.0	7,585	10.4	7,985	10.6
Central and Eastern Europe, Russia etc.	1,670	2.5	1,635	2.6	1,810	2.6	1,720	2.4	1,346	1.8
Russia	941	1.4	1,005	1.6	1,069	1.5	972	1.3	618	0.8
Middle East	1,955	3.0	2,262	3.5	2,478	3.6	2,988	4.1	3,167	4.2
Africa	1,053	1.6	1,032	1.6	1,115	1.6	1,107	1.5	1,036	1.4

Total	¥65,546	100.0%	¥63,748	100.0%	¥69,774	100.0%	¥73,093	100.0%	¥75,614	100.0%

JAPAN'S IMPORTS
Asia	30,391	44.6%	31,306	44.3%	35,972	44.3%	38,618	45.0%	38,358	48.9%
China	14,642	21.5	15,039	21.3	17,660	21.7	19,176	22.3	19,429	24.8
(Asia NIES)	5,836	8.6	5,975	8.5	6,692	8.2	7,109	8.3	7,245	9.2
(ASEAN)	9,951	14.6	10,306	14.6	11,486	14.1	12,252	14.3	11,843	15.1
Oceania	4,893	7.2	4,901	6.9	5,376	6.6	5,706	6.6	4,887	6.2
Australia	4,514	6.6	4,504	6.4	4,977	6.1	5,090	5.9	4,210	5.4
North America	6,970	10.2	7,103	10.0	7,993	9.8	8,741	10.2	9,178	11.7
U.S.A.	5,931	8.7	6,082	8.6	6,815	8.4	7,543	8.8	8,060	10.3
Canada	1,032	1.5	1,012	1.4	1,170	1.4	1,190	1.4	1,109	1.4
Central and South America	2,772	4.1	2,821	4.0	3,293	4.1	3,196	3.7	3,075	3.9
Western Europe	7,031	10.3	7,246	10.2	8,266	10.2	8,855	10.3	9,347	11.9
EU	6,411	9.4	6,642	9.4	7,649	9.4	8,169	9.5	8,625	11.0
Central and Eastern Europe, Russia etc.	1,855	2.7	2,074	2.9	2,811	3.5	3,183	3.7	2,593	3.3
Russia	1,514	2.2	1,660	2.3	2,308	2.8	2,619	3.0	1,905	2.4
Middle East	12,832	18.8	13,542	19.2	15,667	19.3	15,826	18.4	9,571	12.2
Africa	1,366	2.0	1,696	2.4	1,864	2.3	1,783	2.1	1,395	1.8

Grand Total	¥68,111	100.0%	¥70,689	100.0%	¥81,243	100.0%	¥85,909	100.0%	¥78,406	100.0%

Source:
Press Release dated March 10, 2016, Ministry of Finance.

Balance of Payments

        In 2011, the Current Account surplus significantly decreased to ¥10,401 billion due to a substantial decrease in the Trade Balance. In 2012, the Current Account surplus continued to significantly decrease to ¥4,764 billion due to a substantial decrease in the Trade Balance. In 2013, the trade deficit continued to expand and the Current Account surplus decreased to ¥4,457 billion. In 2014, the trade deficit hit a record high and the Current Account surplus continued to decrease to ¥3,881 billion. In 2015, the trade deficit significantly improved, and Current Account surplus increased to ¥16,413 billion.

        In October 2013, Ministry of Finance and Bank of Japan announced that they will revise balance of payments statistics, to be based on IMF Balance of Payments Manual, 6th Edition, starting with transactions in January 2014. The information below reflects the updated statistics.

 Balance of Payments of Japan

	2011	2012	2013	2014	2015
	(in billions of yen)
Current Account	¥10,401	¥4,764	¥4,457	¥3,881	¥16,413
Balance on Goods and Services	–3,110	–8,083	–12,252	–13,499	–2,307
Trade Balance	–330	–4,272	–8,773	–10,465	–629
Exports (f.o.b.)	62,965	61,957	67,829	74,075	75,265
Imports (f.o.b.)	63,296	66,229	76,602	84,540	75,894
Services	–2,780	–3,811	–3,479	–3,034	–1,678
Primary Income	14,621	13,991	17,698	19,374	20,653
Secondary Income	–1,110	–1,145	–989	–1,995	–1,933
Capital Account	28	–80	–744	–209	–271
Financial Account	12,629	4,193	–409	6,237	21,145
Assets	5,990	8,452	8,526	2,202	32,108
Liabilities	–6,639	4,260	8,935	–4,035	10,963
Net Errors and Omissions	2,200	–491	–4,122	2,566	5,004

(a)
Positive figures (+) show increases in net assets, negative figures (–) show decreases in net assets in "Financial Account".

Source:
Balance of Payments, Ministry of Finance.

 Official Foreign Exchange Reserves(a)

As of December 31,	Gold(b)	Foreign Exchange	IMF Reserve Position	Special Drawing Rights	Total
	(in millions of dollar)
2012	$40,939	$1,193,077	$13,697	$19,911	$1,268,125
2013	29,560	1,202,443	14,202	20,129	1,266,815
2014	29,504	1,199,651	11,993	18,895	1,260,548
2015	26,134	1,179,004	9,531	18,048	1,233,214
2016	28,516	1,157,790	12,019	18,087	1,216,903

(a)
The foreign exchange reserves, which are officially recorded in U.S. dollars by the Ministry of Finance, do not include: (i) net balance of bilateral accounts between the Bank of Japan and foreign central banks, and (ii) foreign exchange holdings of commercial banks.

(b)
Until 1999, gold was valued at SDR 35 per ounce. Since 2000, the valuation of gold has been changed to reflect marked-to-market values.

Source:
International Reserves/Foreign Currency Liquidity, Ministry of Finance.

Foreign Exchange Rates

        The following table sets forth the high, low and average daily interbank rate for the U.S. dollar against the yen in the Tokyo foreign exchange market for the years indicated.

	2012	2013	2014	2015	2016
Average (Central Rate)	¥79.79	¥97.71	¥105.79	¥121.09	¥108.77
High	86.63	105.41	121.86	125.66	121.49
Low	76.11	86.83	100.76	115.85	99.00

Source:
Status of Transaction on Tokyo Foreign Exchange, Bank of Japan.

Foreign Direct Investment

        The following table sets forth information regarding annual foreign direct investment in Japan and annual foreign direct investment abroad for the periods indicated.

Foreign direct investment in Japan (by industry)

	2011	2012	2013	2014	2015
	(in billions of yen)
Manufacturing	¥198.1	¥425.6	¥237.7	¥317.2	¥–289.4
Non-manufacturing	–338.4	–287.4	–12.9	807.1	17.0

Total	¥–140.3	¥138.2	¥224.8	¥1124.3	¥–272.4

Source:
Outward / Inward Direct Investment, Ministry of Finance.

 Foreign direct investment in Japan (by region)

	2011	2012	2013	2014	2015
	(in billions of yen)
North America	¥–264.2	¥–6.6	¥135.8	¥689.1	¥491.6
Asia	111.2	229.0	86.1	565.2	546.8
Europe	107.6	74.0	96.6	–303.1	–1,393.8
Other regions	–94.9	–158.2	–93.7	173.1	83

Total	¥–140.3	¥138.2	¥224.8	¥1,124.3	¥–272.4

Source:
Outward / Inward Direct Investment, Ministry of Finance.

 Foreign direct investment abroad (by industry)

	2011	2012	2013	2014	2015
	(in billions of yen)
Manufacturing	¥4,559.9	¥3,938.0	¥4,148.4	¥6,821.1	¥5,756.2
Non-manufacturing	4,566.3	5,840.2	9,100.1	6,849.8	9,816.5

Total	¥9,126.2	¥9,778.2	¥13,248.5	¥13,670.9	¥15,572.7

Source:
Outward / Inward Direct Investment, Ministry of Finance.

 Foreign direct investment abroad (by region)

	2011	2012	2013	2014	2015
	(in billions of yen)
North America	¥1,187.9	¥2,862.9	¥4,573.0	¥5,278.4	¥5,417.4
Asia	3,120.9	2,677.8	3,977.5	4,469.8	3,769.5
Europe	3,143.7	2,474.8	3,159.6	2,309.5	3,843.1
Other regions	1,673.7	1,762.7	1,538.4	1,613.2	2,542.7

Total	¥9,126.2	¥9,778.2	¥13,248.5	¥13,670.9	¥15,572.7

Source:
Outward / Inward Direct Investment, Ministry of Finance.

FINANCIAL SYSTEM

The Bank of Japan and Monetary Policy

        The Bank of Japan ("BOJ"), with 55% of its capital owned by the government, is the central bank and sole issuing bank, as well as the depository and fiscal agent for the government. As of July 20, 2016, the BOJ had total assets of ¥435,940 billion.

        One of the missions of the BOJ is to contribute to the sound development of the national economy, through the pursuit of price stability. In order to fulfill this mission, the BOJ controls the overall volume of money in the economy and through market operations, along with monetary policy decided at the BOJ Policy Board Meetings. From March 2001 to March 2006, in order to fight deflation and revive the Japanese economy, the BOJ implemented a quantitative easing policy by conducting money market operations to adjust the outstanding balance of the current accounts at the BOJ. And in March 2006, the BOJ announced an exit from the quantitative easing policy and a return to monetary policy that targeted policy interest rate (uncollateralized overnight call rate). At the same time, the BOJ decided to encourage the rate to remain at effectively zero percent. Then, the BOJ increased the policy interest rate to 0.25% in July 2006, and to 0.5% in February 2007. From the Fall of 2008, however, when the turmoil in global financial markets intensified, the BOJ implemented various monetary policy measures including reductions in the policy interest rate. It decreased the policy interest rate to 0.3% in October 2008, and further to 0.1% in December 2008. Furthermore, in October 2010, in order to further enhance monetary easing, the BOJ implemented a comprehensive monetary easing policy, which included the establishment of an Asset Purchase Program (APP) to purchase financial assets, including risk assets, as well as to provide loans. Since the APP's introduction, the BOJ has repeatedly and significantly increased the maximum amount outstanding of the APP, from about 35 trillion yen to about 101 trillion yen at the end of 2013. Moreover, in February 2012, the BOJ decided to pursue powerful monetary easing by conducting its virtually zero interest rate policy and by implementing the APP, with the aim of achieving the goal of 1% in terms of the year-on-year rate of change in the consumer price index (CPI). In order to state clearly the shared understanding concerning the roles of the government and the BOJ, the BOJ decided to release "Measures Aimed at Overcoming Deflation" in October 2012. In January 2013, the BOJ introduced the "price stability target" of 2% in terms of the year-on-year rate of change in the CPI. The BOJ also introduced the "open-ended asset purchasing method", aimed at achieving this target. It released a joint statement with the government to announce that in order to overcome deflation early and achieve sustainable economic growth with price stability, the government and the BOJ would strengthen their policy coordination and work together. Furthermore, in April 2013, the BOJ introduced a policy of "quantitative and qualitative monetary easing", aimed at achieving this target at the earliest possible time. In order to do so, under this policy, the BOJ would enter a new phase of monetary easing both in terms of quantity and quality. The BOJ would double the monetary base in two years by conducting money market operations so that the monetary base would increase at an annual pace of about 60-70 trillion yen. The BOJ would also purchase Japanese government bonds ("JGBs") so that their amount outstanding would increase at an annual pace of about 50 trillion yen, and the average remaining maturity of the BOJ's JGB purchases would be extended from slightly less than three years at the time to about seven years, which was equivalent to the average maturity of the amount outstanding of JGBs issued. Additionally, the BOJ would purchase exchange-traded funds ("ETFs") and Japan real estate investment trusts ("J-REITs") so that their amounts outstanding would increase at an annual pace of 1 trillion yen and 30 billion yen, respectively. In October 2014, the BOJ expanded its quantitative and qualitative monetary easing measures to further increase its purchases of JGBs, ETFs and J-REITs to achieve an increase in its purchases of JGBs, ETFs and J-REITs at an annual pace of about 80 trillion yen, 3 trillion yen and 90 billion yen, respectively. In order to achieve 2% "price stability target," in January 2016, the BOJ adopted "quantitative and qualitative monetary easing with a negative interest rate," under which (i) a negative interest rate of minus 0.1% is applied to a part of BOJ accounts held by financial institutions1 (if judged necessary by the BOJ, the rate will be lowered even further), (ii) the BOJ will conduct money market operations so that the monetary base will increase at an annual pace of about 80 trillion yen, and (iii) the BOJ will purchase assets as follows: (1) purchase JGBs so that their amount outstanding will increase at an annual pace of about 80 trillion yen, (2) purchase ETFs and J-REITs so that their amounts outstanding will increase at an annual pace of about 3 trillion yen (revised to 3.3 trillion yen in April 2016) and about 90 billion yen, respectively, and (3) maintain the amounts outstanding of commercial paper and corporate bonds at about 2.2 trillion yen and about 3.2 trillion yen, respectively. In September 2016, the BOJ announced a new framework for strengthening monetary easing by adopting a program of "quantitative and qualitative monetary easing with yield curve control", or QQE with yield curve control, under which the BOJ (i) set guidelines for market operations that specify (1) a short-term policy interest rate (set at the minus 0.1% level adopted in January 2016) and (2) a target level of a long-term interest rate (target yield of the 10-year JGB set at around 0%, to be facilitated through continued BOJ purchases of JGBs) and (ii) introduced new tools of market operations so as to control the yield curve smoothly, consisting of (1) outright purchases of JGBs with yields designated by the BOJ and (2) fixed-rate funds-supplying operations for a period of up to ten years. With regard to asset purchase except for JGB purchases, the BOJ also set the following guidelines: (i) purchase ETFs and J-REITs so that their amounts outstanding will increase at an annual pace of about 6 trillion yen and about 90 trillion yen, respectively, and (ii) maintain the amounts outstanding of commercial paper and corporate bonds at about 2.2 trillion yen and 3.2 trillion yen, respectively. Finally, the BOJ announced its "inflation-overshooting commitment", under which it will continue with QQE with yield curve control, aiming to achieve the price stability target of 2%, as long as it is necessary for maintaining the target in a stable manner, and will continue to expand the monetary base until the year-on-year rate of increase in the observed CPI (all items less fresh food) exceeds the price stability target of 2% and stays above the target in a stable manner.

(Note)
More specifically, accounts held by financial institutions are divided into three levels referred to as "basic balance" (a positive interest rate of 0.1% is applied), "macro add-on balance" (a zero interest rate is applied), and "policy-rate balance" (a negative interest rate of minus 0.1% is applied). "Policy-rate balance" is the balance in excess of "basic balance" and "macro add-on balance."

        In April 2016, the BOJ adopted special measures to assist financial institutions affected by the recent earthquake in Kumamoto Prefecture, such as lending a total of 300 billion yen at a zero interest rate and adding twice as much as the amount outstanding of financial institutions' borrowing through this operation to their macro add-on balances, to which a zero interest rate is applied.

        In September 2016, the BOJ announced a new framework for strengthening monetary easing by adopting a program of quantitative and qualitative monetary easing ("QQE") with yield curve control, under which the BOJ (i) set guidelines for market operations that specify (1) a short-term policy interest rate (set at the minus 0.1% level adopted in January 2016) and (2) a target level of a long-term interest rate (target yield of the 10-year Japanese government bond ("JGB") set at around 0%, to be facilitated through continued BOJ purchases of JGBs) and (ii) introduced new tools of market operations so as to control the yield curve smoothly, consisting of (1) outright purchases of JGBs with yields designated by the BOJ and (2) fixed-rate funds-supplying operations for a period of up to ten years. With regard to asset purchase except for JGB purchases, the BOJ also set the following guidelines: (i) purchase exchange traded funds and J-REITs so that their amounts outstanding will increase at an annual pace of about ¥6 trillion and about ¥90 billion, respectively, and (ii) maintain the amounts outstanding of commercial paper and corporate bonds at about ¥2.2 trillion and ¥3.2 trillion, respectively. Finally, the BOJ announced its "inflation-overshooting commitment", under which it will continue with QQE with yield curve control, aiming to achieve the price stability target of 2%, as long as it is necessary to maintain the target in a stable manner, and will continue to expand the monetary base until the year-on-year rate of increase in the observed consumer price index (all items less fresh food) exceeds the price stability target of 2% and stays above the target in a stable manner.

        The following table sets forth the principal economic indicators relating to monetary policy from 2012 through 2016.

		Monetary Base		Money Stock		Loans and Bills Discounts Domestically Licensed Banks
	Current Account Balances(a)	Total(a)	Annual % Change	Total(a)	Annual % Change	Total(a)		Annual % Change
		(yen amounts in billions)
2012	35,913	121,380	7.0	816,530	2.5	433,823		1.9
2013	74,992	163,153	34.4	845,971	3.6	449,134		3.5
2014	142,429	233,648	43.2	874,836	3.4	461,147		2.7
2015	217,631	313,121	34.0	907,130	3.7	475,937		3.2
2016	290,611	391,421	25.0	938,633	3.5	463,336	(b)	2.6	(b)

(a)
Average amounts outstanding.

(b)
The data for CY 2016 is based on the data disclosed in the Bank of Japan's time-series data search website, while the data for CY 2012 through CY 2015 is based on the monthly financial and economic statistics disclosed by the Bank of Japan.

Source:
Bank of Japan Statistics, Bank of Japan.

Government Financial Institutions

        The activities of private institutions are supplemented by a number of financial institutions under government supervision, the appointment of whose senior officials is subject to approval by the government and whose funds are supplied principally or partially by the government. Among these are Japan Finance Corporation ("JFC"), the successor to National Life Finance Corporation ("NLFC"), Japan Finance Corporation for Small and Medium Enterprise ("JASME"), and Agriculture, Forestry and Fisheries Finance Corporation ("AFC"), whose main purposes are to contribute to the improvement of the quality of the national life. They also include Japan Bank for International Cooperation ("JBIC") and the Okinawa Development Finance Corporation ("ODFC"), whose purposes are to supplement private financing in their respective fields of activity, and Development Bank of Japan Inc. ("DBJ") and The Shoko Chukin Bank ("SCB"), which will be privatized.

        The central government has been steadily promoting reform of governmental financial institutions. The "Outline of Administrative Reforms" decided by the Cabinet on December 1, 2000, requires that the businesses and organizational forms of all special public institutions, which include governmental financial institutions, undergo a thorough review. Pursuant to the Act on Promotion of Administrative Reform for Realization of Small and Efficient Government (the "Administrative Reform Promotion Act"), which was enacted on May 26, 2006, (1) the former Development Bank of Japan was succeeded to by DBJ as of October 1, 2008, which is currently wholly owned by the Japanese government and will be privatized, (2) the international financial operations of JBIC, together with the functions of NLFC, JASME, AFC were transferred to JFC as of October 1, 2008, and the overseas economic cooperation operations of JBIC were transferred to JICA, and (3) as of October 1, 2008, Japan Finance Corporation for Municipal Enterprises was succeeded by Japan Finance Organization for Municipalities, which is funded by local governments. Each of these measures was implemented through individual laws that were enacted in 2007, pursuant to which these successor institutions were formed on October 1, 2008.

        With regard to (1) above, as originally enacted, the Development Bank of Japan Inc. Act (Act No. 85 of 2007), as amended (the "DBJ Act"), contemplated full privatization of DBJ over a period of five to seven years from its establishment on October 1, 2008. During that time period, the

DBJ Act (as originally enacted) provided that the Japanese government would dispose of all of the common stock of DBJ that it currently owns (the "full privatization"), and that steps would be taken to abolish the DBJ Act promptly after the full privatization. On June 26, 2009, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 67 of 2009) (the "2009 Amendment Act"), which, as part of the Japanese government's response to economic and financial crises, enables the Japanese government to strengthen DBJ's financial base through capital injections up to the end of March 2012. In addition, under the Amendment Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2012. Further, the Amendment Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government's holding of the DBJ shares, by the end of fiscal year 2011, and until such time, the Japanese government shall not be disposing of the DBJ's shares held by it. Additionally, on May 2, 2011, in order to address the Great East Japan Earthquake of March 11, 2011, the Japanese Diet approved the Act for Extraordinary Expenditure and Assistance to Cope with the Great East Earthquake (Act No. 40 of 2011) (the "Extraordinary Expenditure Act"). The Extraordinary Expenditure Act enables to the Japanese government to strengthen DBJ's financial base through capital injection through March 2015 so that DBJ can smoothly implement its crisis response operations. In addition, under Extraordinary Expenditure Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2015. Further, the Extraordinary Expenditure Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government's holding of the DBJ's shares by the end of fiscal year 2014, and until such time, the Japanese government shall not dispose of the DBJ's shares held by it. Furthermore, on May 13, 2015, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 23 of 2015) (the "2015 Amendment Act"), under which, in conjunction with DBJ's full privatization, and taking into consideration the current business environment in the private financial sector, DBJ, utilizing its investment and loan functions, is to take measures necessary for implementing the its crisis response operations and supply of growth capital—that is, DBJ is to take all possible measures to supply funds to deal with large-scale disasters, economic crises and so forth, and to promote the supply of growth capital to revitalize regional economies and to reinforce the competitiveness of enterprises. In order to assure the sufficient implementation of the necessary operations, under the 2015 Amendment Act the Japanese government shall maintain its stake in excess of one-third for DBJ's crisis response operations, and one half or more for DBJ's special investment operations, for as long as the government shall take such measures.

        With regard to (2) above, The Japan Bank for International Cooperation Act (the "JBIC Act") was passed into law on April 28, 2011 to spin off the Japan Bank for International Cooperation Operations from the domestic financial operations of the Japan Finance Corporation. Pursuant to the JBIC Act, Japan Bank for International Cooperation was newly established on April 1, 2012.

Private Financial Institutions

        According to the Financial Services Agency, the private banking system included four city banks, 16 trust banks, and 15 other banks as of August 17, 2015, as well as 106 local banks (including the Saitama Resona Bank) as of October 1, 2015. In addition, 53 foreign banks had branches in Japan as of June 24, 2016.

        There are also credit associations, credit cooperative associations, labor credit associations and the national federations of each of such associations, which are engaged mainly in making small business loans. Agricultural cooperatives, prefectural credit federations of such cooperatives and The Norinchukin Bank operate in the field of agricultural credit.

 GOVERNMENT FINANCE

Revenues, Expenditures and Budgets

        The responsibility for the preparation of the budget and the administration of government finances rests with the Ministry of Finance. The fiscal year commences on April 1, and the Cabinet usually submits the budget to the Diet for its decision in the preceding January. Supplementary budgets revising the original budget may be submitted to the Diet from time to time during the fiscal year. The Diet approved a first supplementary budget for JFY 2016 on May 17, 2016, a secondary supplementary budget for JFY 2016 on October 11, 2016 and a third supplementary budget for JFY 2016 on January 31, 2017.

        For advancing fiscal consolidation, the Cabinet approved the "Basic Framework for Fiscal Consolidation: Medium-term Fiscal Plan" on August 8, 2013. This plan provided the following targets for achieving fiscal consolidation.

  •
  Halving the primary deficit of the national and local governments to GDP ratio by JFY 2015 from the ratio in JFY 2010. (This target is expected to be achieved.)

  •
  Achieving a primary surplus of the national and local governments to GDP ratio by JFY 2020.

  •
  Steadily reducing the public debt to GDP ratio after achieving a primary surplus by JFY 2020.

        These targets are firmly maintained in the "Basic Policies for the Economic and Fiscal Management and Reform 2015" decided by the Cabinet on June 30, 2015, including "The Plan to Advance Economic and Fiscal Consolidation" (hereafter, the fiscal consolidation plan) which is an effective and concrete plan for achieving primary surplus target by JFY2020, covering five year period (JFY2016-JFY2020). In the fiscal consolidation plan, the government will assess the progress of reforming expenditure and revenue measures by using several benchmarks. Through using these benchmarks, the government will review the progress of expenditure and revenue reform in JFY 2018 and will consider additional expenditure and/or revenue measures to achieve the fiscal consolidation target of JFY 2020 if necessary.

        Though the government decided to postpone the consumption tax hike (from 8% to 10%) by two-and-a-half years to October 2019, the government remains firmly committed to its target to achieve a primary surplus by JFY 2020 under the framework of the fiscal consolidation plan, as stipulated in "the Basic Policy on Economic and Fiscal Management and Reform 2016" decided by the Cabinet on June 2016. In order to achieve the primary surplus target, the government will implement steadily the expenditure reforms on all fronts under the reform roadmap formulated in December 2015, in parallel with economic revitalization.

        The fiscal and financial operations of the government and its agencies are budgeted and recorded in the following three sets of accounts:

  •
  General Account.  The general account is used primarily to record operations in basic areas of governmental activity.

  •
  Special Accounts.  The accounts of the central government consist of the general account and special accounts. Special accounts can be set up to carry out specific projects, to manage specific funds, and for other purposes. Special accounts can be set up when the government (i) implements a specific program such as insurance and public works, (ii) possesses and manages special funds such as Fiscal Loan Program Funds and Foreign Exchange Funds, and (iii) uses a certain revenue to secure a special expenditure and thus needs to deal with such revenue and expenditure on a separate basis from the general revenue and expenditure such as Local Allocation and Local Transfer Tax and Government Bonds Consolidation Funds. As of April 1, 2016, the government has 14 special accounts.

  •
  Government-Affiliated Agencies.  The government-affiliated agencies are government-owned corporations which consist of three financial corporations.

        The settlement of accounts for revenues and expenditures is made by the Ministry of Finance, based on reports submitted by the respective Ministers. The settlement of accounts is required by law to be audited annually in detail by the Board of Audit, an organ independent of the Cabinet, and submitted by the Cabinet to the Diet in the following fiscal year.

        The following tables set forth information with respect to the General Account, the Special Accounts and the Government Affiliated Agencies for JFY 2011 through JFY 2015, and the budget for JFY 2016.

Summary of Consolidated General and Special Accounts(a)

	JFY 2011	JFY 2012	JFY 2013	JFY 2014	JFY 2015	JFY 2016 (Provisional results as of December 31, 2016)
	(in billions of yen)
REVENUES
Total Revenues, General Account	¥109,980	¥107,762	¥106,045	¥104,679	¥102,175	¥103,882
Total Revenues, Special Accounts	409,924	412,533	422,851	406,736	402,884	415,145
Less: Inter-Account Transactions(b)	256,287	254,270	257,185	263,951	257,143	255,911

Total Consolidated Revenues	¥263,616	¥266,025	¥271,710	¥247,464	¥247,917	¥263,116

EXPENDITURES
Total Expenditures, General Account	¥100,715	¥97,087	¥100,189	¥98,813	¥98,230	¥102,822
Total Expenditures, Special Accounts	376,463	377,012	382,717	390,202	386,214	405,664
Less: Inter-Account Transactions(b)	253,564	252,246	255,221	262,259	255,695	254,230

Total Consolidated Expenditures	¥223,615	¥221,853	¥227,684	¥226,756	¥228,749	¥254,256

Surplus of Consolidated Revenues over Consolidated Expenditures	¥40,001	¥44,173	¥44,026	¥20,708	¥19,167	¥8,861

(a)
Because of the manner in which the government accounts are kept, it is not practicable to show a consolidation of the Government Affiliated Agencies with the General and Special Accounts.

(b)
Inter-Account Transactions include transfers between the General Account and the Special Accounts, transfers between the Special Accounts, and transfers between sub- accounts of the Special Accounts.

Source:
Budget, Ministry of Finance.

        The following tables set forth information with respect to the General Account and Special Accounts for JFY 2010 through JFY 2015 and the revised budget for JFY 2016:

General Account

	JFY 2011	JFY 2012	JFY 2013	JFY 2014	JFY 2015	JFY 2016 Revised Budget(a)
	(in billions of yen)
REVENUES
Tax and Stamp Revenues	¥42,833	¥43,931	¥46,953	¥53,971	¥56,285	¥55,860
Carried-over Surplus	5,222	9,264	10,675	5,836	5,866	297
Government Bond Issues	54,048	50,049	43,455	38,493	34,918	39,035
Income from Operations	16	16	44	45	45	45
Gains from Deposition of Assets	289	227	328	1,479	349	318
Miscellaneous Receipts	7,571	4,274	4,591	4,856	4,712	4,667

Total Revenues	¥109,980	¥107,762	¥106,045	¥104,679	¥102,175	¥100,222

EXPENDITURES
Local Allocation Tax Grants, etc.	¥19,451	¥16,885	¥17,553	¥17,096	¥16,801	¥15,339
National Debt Service	19,628	21,011	21,294	22,186	22,464	22,335
Social Security	29,792	29,212	29,247	30,188	31,398	32,466
Public Works	5,915	5,776	7,975	7,321	6,378	7,548
Education and Science	6,033	5,965	6,147	5,849	5,574	5,842
National Defense	4,818	4,762	4,792	5,063	5,130	5,236
Former Military Personnel Pensions	639	570	504	444	387	342
Economic Assistance	620	624	651	655	661	750
Food Supply	1,438	1,353	1,172	1,074	1,276	1,283
Energy	942	828	963	1,303	968	971
Promotion of SMEs	2,191	825	504	417	340	466
Miscellaneous	9,249	9,277	9,387	7,218	6,854	7,345	(b)
Contingencies	—	—	—	—	—	300
Carryback of settlement deficit compensation for JFY 2008	—	—	—	—	—	—

Total Expenditures	¥100,715	¥97,087	¥100,189	¥98,813	¥98,230	¥100,222

Surplus of Revenues over Expenditures	¥9,264	¥10,675	¥5,856	¥5,866	¥3,945	¥—

(a)
As revised to reflect the first supplementary budget approved by the Diet on May 17, 2016, the second supplementary budget approved by the Diet on October 11, 2016 and the third supplementary budget approved by the Diet on January 31, 2017.

(b)
The "Miscellaneous" line item for JFY 2016 Revised Budget includes a ¥273.7 billion account which was newly established in the JFY 2016 Revised Budget and relates to the estimated cost of reconstruction resulting from The 2016 Kumamoto Earthquake.

Source:
Budget, Ministry of Finance.

Special Accounts

	JFY 2011		JFY 2012		JFY 2013		JFY 2014		JFY 2015		JFY 2016 Revised Budget(g)
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions of yen)
Fiscal Investment and Loan Program	¥38,473	¥37,177	¥34,888	¥33,935	¥30,813	¥30,043	¥36,114	¥35,052	¥33,360	¥32,503	¥41,931	¥41,709
Government Bonds Consolidation Fund	212,630	190,955	214,608	192,159	225,010	198,623	207,469	204,398	201,927	198,309	200,077	199,090
Foreign Exchange Fund	2,925	368	2,991	138	3,327	118	3,492	78	3,163	46	2,638	1,191
Local Allocation and Local Transfer Tax	57,116	55,047	55,720	54,328	56,131	53,815	55,959	53,903	55,638	53,398	52,773	51,319
Measure for Energy	3,287	2,928	5,243	4,451	7,437	6,343	8,542	7,650	8,993	8,363	11,198	11,198
Seamen's Insurances(a)	—	—	—	—	—	—	—	—	—	—	—	—
National Advanced Medical Center(b)	—	—	—	—	—	—	—	—	—	—	—	—
Pensions	80,527	76,418	80,127	76,579	78,204	76,873	80,362	77,311	85,293	81,705	87,906	87,906
Stable Supply of Foodstuff(c)	2,073	1,860	1,895	1,675	1,650	1,434	1,187	978	1,095	975	1,385	1,371
Agricultural Mutual Aid Reinsurance(c)	95	53	95	44	95	42	—	—	—	—	—	—
National Forest Service(d)	461	461	533	470	—	—	—	—	—	—	—	—
Debt Management of National Forest and Field Service(d)	—	—	—	—	301	301	312	312	321	321	329	329
Trade Reinsurance	44	4	78	9	48	15	81	3	59	21	223	223
Automobile Safety	119	55	118	47	121	47	544	394	567	403	525	458
Infrastructure Development(e)	3,945	3,651	4,173	3,690	5,729	4,380	—	—	—	—	—	—
Labor Insurance	7,257	6,778	6,561	6,183	6,714	6,145	6,863	6,209	6,880	6,330	6,528	6,366
Reconstruction from the Great East Japan Earthquake	—	—	5,022	3,152	6,770	4,407	5,357	3,792	5,134	3,710	3,223	3,223
Others	972	708	481	151	499	132	455	123	452	131	450	298

Total Revenues and Expenditures(f)	¥409,924	¥376,463	¥412,533	¥377,012	¥422,851	¥382,717	¥406,736	¥390,202	¥402,884	¥386,214	¥409,185	¥404,682

(a)
Account abolished as of January 1, 2010

(b)
Account abolished as of March 31, 2010.

(c)
The account of "Agricultural Mutual Aid Reinsurance" was integrated into the account of "Stable Supply of Foodstuff" effective JFY 2014.

(d)
The account of "National Forest Service" was abolished and a new account "Debt Management of National Forest and Field Service" was established effective JFY 2013.

(e)
The account was abolished effective JFY 2014.

(f)
Without adjustment for inter-account transactions. Total Revenues and Expenditures may differ from the actual totals of the listed accounts due to rounding.

(g)
As revised to reflect the first supplementary budget approved by the Diet on May 17, 2016, the second supplementary budget approved by the Diet on October 11, 2016 and the third supplementary budget approved by the Diet on January 31, 2017.

Source:
Budget, Ministry of Finance.

Government Affiliated Agencies

	JFY 2011		JFY 2012		JFY 2013		JFY 2014		JFY 2015		JFY 2016 Revised Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions of yen)
Total	¥1,171	¥1,274	¥1,183	¥1,216	¥1,147	¥1,133	¥1,129	¥1,000	¥1,092	¥920	¥1,777	¥2,077

Source: Budget, Ministry of Finance.

Tax Structure

        The central government derives tax revenues (including stamp revenues) through taxes on income, consumption and property, etc. The taxes on income, consumption and property (including stamp revenues, etc.) account for 54.1%, 41.1% and 4.9%, respectively, of the total central government taxes and stamp revenues in the JFY 2016 budget.

        The individual national income tax is progressive, with rates currently ranging from 5% to 45% of taxable income, and the local taxes are a 10% single rate. Interest income is generally taxed at the rate of 20.315%, including both national and local taxes, separately from other types of income, and subject to certain exemptions. The corporate tax rate has been reduced from 23.9% in JFY 2015 to 23.4% for JFY 2016 (the effective corporate tax rate (national and local) was reduced from 32.11% in JFY 2015 to 29.97% in JFY 2016), except that, for small and medium corporations, the first ¥8 million of income is taxed at 15%. In addition, corporations are subject to local income taxation.

        Comprehensive Reform of Social Security and Tax.    Japan's fiscal conditions face challenges, with its tax revenues covering about 60% of its expenditures, and with the ratio of long-term debt outstanding of central and local governments to gross domestic product expected to have reached 207% at the end of JFY 2015. The ratio is expected to be reduced to 205% at the end of JFY 2016. See also "Japan's Public Debt" below. The Government of Japan seeks to tackle these fiscal challenges through the "comprehensive reform of social security and tax", which was approved by the Diet in August 2012, and thereby maintain the market's and the international community's confidence in Japan and build the foundation for stable economic growth. In the reform, the government planned to set aside consumption tax revenues for social security payments, and, on the condition that the economic situation improves, gradually increase the consumption tax rate to 8% in April 2014 and to 10% in October 2015. In accordance with the plan, consumption tax rate was increased to 8% in April 2014. However, the government decided to postpone the implementation date of further consumption tax hike to 10% from October 1, 2015 to April 1, 2017, as a result of taking comprehensive account of the economic condition and other factors, and on June 1, 2016, Japan Prime Minister Shinzo Abe announced a plan to further postpone the consumption tax hike to 10% from April 1, 2017, to October 1, 2019. On September 26, 2016, a bill was submitted to the Diet in an extraordinary session of the Diet to implement this postponement of the consumption tax hike to 10%.

Fiscal Investment and Loan Program

        The Fiscal Investment and Loan Program (the "FILP") plan is formulated at the same pace as the General Account budget. The FILP plan details the allocation of public funds to various special accounts, government affiliated agencies, local governments, public corporations and other public institutions.

        Under the FILP plan, funds are supplied to government-related entities such as public corporations, government affiliated agencies, special accounts and local governments. The total amount of the initial plan for JFY 2016 is ¥13,481 billion. The sources of funds for the plan in JFY 2016 are Fiscal Loan (¥10,088 billion), Industrial Investment (¥297 billion), Government-Guaranteed domestic bonds (¥2,021 billion) and Government-Guaranteed foreign bonds (¥1,075 billion).

        The following table (the "FILP Classification Table by Purpose") shows the uses of funds allocated under the initial plan for the periods indicated.

(Note)
The FILP Classification Table by Purpose has been prepared and published to specify fields where FILP contributes to the national economy or livelihood. The table has effectively remained unchanged since 1961, though some category names changed, failing to reflect realities of recent FILP target projects. The table was revised in JFY 2015 by introducing new categories such as "Industry/innovation" and "Overseas investment and loans."

Old classification	JFY 2011	JFY 2012	JFY 2013	JFY 2014
	(in billions of yen)
Housing	¥578	¥923	¥929	¥942
Living environment	2,725	2,713	2,805	2,306
Social welfare	550	743	703	920
Education	1,176	1,232	1,522	1,278
Small and medium enterprises	3,627	4,323	4,197	3,861
Agriculture, forestry and fisheries	345	373	407	476
National land conservation/disaster recovery	180	645	348	477
Road construction	2,248	2,813	2,939	2,270
Transportation/communications	408	384	519	629
Regional development	467	447	372	259
Industry/technology	625	2,015	2,005	1,448
Trade/economic cooperation	1,978	1,039	1,644	1,313

Total	¥14,906	¥17,648	¥18,390	¥16,180

New classification	JFY 2014	JFY 2015	JFY 2016
	(in billions of yen)
SMEs and micro enterprises	¥3,750	¥3,448	¥3,182
Agriculture, forestry and fisheries	318	280	322
Education	1,134	1,038	1,055
Welfare/medical care	772	773	811
Environment	50	61	61
Industry/innovation	834	939	864
Housing	849	742	621
Social capital	4,467	3,999	3,087
Overseas investment and loans	1,547	1,378	2,000
Others	2,460	1,964	1,477

Total	¥16,180	¥14,622	¥13,481

 DEBT RECORD

        There has been no default in the payment of interest or principal of any internal Japanese government obligation since the establishment of the modern Japanese state in 1868 or of any external Japanese government obligation within a period of 20 years prior hereto.

 JAPAN'S PUBLIC DEBT

        The following table summarizes, as of the dates indicated, the outstanding direct internal and external funded and floating debt of Japan. The term "floating debt" is used herein to mean all debt with maturities of one year or less from the date of issue. All other debt is classified as "funded debt." Detailed debt tables are presented below.

        The outstanding government bonds are expected to reach 838 trillion yen at the end of JFY 2016. The amount of public bonds issued by the Japanese government as a percentage of its general account total revenues was 36.5% under the revised budget for JFY 2015 and 35.6% under the revised budget for JFY 2016. The amount of the government bond issuances in the JFY 2016 revised budget is ¥34,432 billion and falls below the JFY 2015 revised budget's level of ¥36,418 billion.

        In order to reduce the outstanding government bonds, the Government approved the "Basic Framework for Fiscal Consolidation: Medium-term Fiscal Plan" on August 8, 2013. In this plan, the Government aims to halve the primary deficit of the national and local governments to GDP ratio by JFY 2015 from the ratio in JFY 2010 (–6.6%) and to achieve a primary surplus by JFY 2020. Thereafter, the Government will seek to steadily reduce the public debt to GDP ratio. In the fiscal consolidation plan, the government will firmly maintain these fiscal consolidation targets. According to the Cabinet Office's projections, (i) the primary balance of national and local governments in JFY 2016 is projected to decrease in deficit to –2.9 percentage points of GDP compared to –3.3 percentage points of GDP in JFY 2015, and JFY 2016 fiscal consolidation target for halving the primary deficit to GDP ratio from the ratio in JFY 2010 (–6.6%) is expected to be achieved; and (ii) the public debt-to-GDP ratio in JFY 2016 is projected to decrease to 195.9% compared to 197.5% in JFY 2015.

Summary of Japan's Public Debt

	Funded
			Floating Internal
At the end of JFY	Internal	External
	(in billions of yen)	(in thousands of yen)	(in billions of yen)
2011	¥758,202	—	¥201,748
2012	785,723	—	205,878
2013	823,367	—	201,590
2014	851,097	—	202,261
2015	880,335	—	169,031

        As of March 31, 2016 Japan had guaranteed payment of principal and interest of various internal yen obligations in the aggregate principal amount of ¥37,603 billion and of various external obligations aggregating the equivalent of ¥4,122 billion.

        The following table sets forth the aggregate annual payments of principal in respect of the direct internal funded debt of Japan outstanding as of March 31, 2016 for the periods indicated.

Principal Payments on Direct Funded Debt of Japan

JFY	Internal
(in billions of yen)
2017	¥178,133
2018	102,076
2019	74,395
2020	74,407
2021 to 2056	559,367

Total	¥988,378

INTERNAL DEBT

Direct Debt of the Japanese Government

Funded Debt

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in millions of yen)
1. Bonds
Interest-Bearing Treasury Bond—40 years, 8 Series (1.4 - 2.4%)	2007 - 2016	2048 - 2055	¥13,133,400
Interest-Bearing Treasury Bond—30 years, 50 Series (0.8 - 2.9%)	1999 - 2016	2029 - 2046	80,576,974
Interest-Bearing Treasury Bond—20 years, 124 Series (0.4 - 3.8%)	1996 - 2016	2016 - 2036	198,718,769
Interest-Bearing Treasury Bond—15 years, 37 Series (variable rate)	2001 - 2008	2016 - 2026	28,359,500
Interest-Bearing Treasury Bond—10 years, 63 Series (0.1 - 2.0%)	2006 - 2016	2016 - 2026	301,008,510
Interest-Bearing Treasury Bond for Individual Investors—10 years, 62 Series (variable rate)	2006 - 2016	2016 - 2026	7,992,054
Inflation-Indexed Bonds—10 years, 13 Series (0.1 - 1.4%)	2006 - 2016	2016 - 2025	6,812,427
Interest-Bearing Treasury Bond—5 years, 31 Series (0.1 - 0.4%)	2011 - 2016	2016 - 2021	160,806,520
Interest-Bearing Treasury Bond for Individual Investors—5 years, 38 Series (0.05 - 0.52%)	2011 - 2016	2016 - 2021	1,817,511
Interest-Bearing Treasury Bond for Individual Investors—3 years, 36 Series (0.05 - 0.14%)	2013 - 2016	2016 - 2019	1,181,109
Interest-Bearing Treasury Bond—2 years, 24 Series (0.1 - 0.2%)	2014 - 2016	2016 - 2018	63,932,809
6% Bereaved Family Treasury Bond, 9 Series	2007 - 2015	2016 - 2024	3
6% Repatriation Treasury Bond, 5 Series	2006 - 2014	2016 - 2024	0
Non-interest Special Benefit Treasury Bond, 1 Series	2013	2023	4
Non-interest Repatriation Special Benefit Treasury Bond, 3 Series	2006 - 2009	2016 - 2019	0
Non-interest Special Benefit Treasury Bond IV, 2 Series	2006 - 2013	2016 - 2023	13
Non-interest Special Benefit Treasury Bond X, 2 Series	2006 - 2013	2016 - 2023	58
Non-interest Special Benefit Treasury Bond XIII, 1 Series	2011	2016	57
Non-interest Special Benefit Treasury Bond XVII, 5 Series	2005 - 2013	2015 - 2023	346
Non-interest Special Benefit Treasury Bond XXII, 9 Series	2006 - 2015	2016 - 2025	2,219
Non-interest Special Benefit Treasury Bond XXIII, 1 Series	2006	2016	1,404
Non-interest Special Benefit Treasury Bond XXV, 1 Series	2011	2016	1
Non-interest Special Benefit Treasury Bond XXVI, 1 Series	2013	2017	11
Non-interest Special Benefit Treasury Bond XXVII, 2 Series	2013 - 2014	2023 - 2024	70,365
Non-interest Treasury Bond for Special Condolence X, 1 Series	2015	2020	59,732

Total Bonds			¥865,473,815

2. Borrowings
Former Temporary Military Expenditure(a)	1943 - 1945		¥41,422
Allotment of Local Allocation and Local Transfer Tax	2007	2037	12,261,511
Former Government-Operated Land Improvement Project	2008	2016 - 2029	55,681
Japan Expressway Holding and Debt Repayment Agency	2009	2022 - 2023	244,604
Former National Centers for Advanced and Specialized Medical Care	2010	2016 - 2035	62,759
Former Social Infrastructures Improvement	2014	2017	167
SA for Energy Policy (0.1 - 1.9%)	2004 - 2016	2017 - 2028	229,250
SA for Stable Food Supply (0.1 - 1.3%)	2009 - 2016	2022 - 2029	49,833
SA for National Forest Debt Management (0.001 - 1.7%)	1996 - 2016	2016 - 2033	1,249,064
SA for Motor Vehicle Safety (0.0 - 2.8%)	2014	2017 - 2041	657,694
SA for Fiscal Investment and Loan Program (0.1%)	2015	2018	9,000

Total Borrowings			¥14,860,986

Total Direct Internal Funded Debt			¥880,334,800

(a)
Represents borrowings by the government from special corporations of currencies of areas under Japanese control during World War II. The maturity of such borrowings and other matters relating to such borrowings remain undetermined.

Floating Debt

Title	Interest	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in millions of yen)
1. Bonds
Treasury Discount Bills
Treasury Financing Bills	—	—	¥0
Food Financing Bills	Non-interest bearing	2016	115,000
Foreign Exchange Fund Financing Bills	Non-interest bearing	2016 - 2017	82,439,760
Petroleum Financing Bills	Non-interest bearing	2016	1,194,100
Treasury Bills, 12 Series	Non-interest bearing	2016 - 2017	36,194,050
Note in Substitution for Currency of the International Monetary Fund	Non-interest bearing	Payable on demand	4,461,947
Note in Substitution for Currency of the International Development Association	Non-interest bearing	Payable on demand	51,993
Note in Substitution for Currency of the Asian Development Bank	Non-interest bearing	Payable on demand	23,156
Note for Contribution to the Special Funds of the Asian Development Bank	Non-interest bearing	Payable on demand	97,115
Note in Substitution for Currency of the African Development Fund	Non-interest bearing	Payable on demand	53,930
Note in Substitution for Currency of the Multilateral Investment Fund of the Inter-American Development Bank	Non-interest bearing	Payable on demand	628
Note in Substitution for Currency of the International Fund for Agricultural Development	Non-interest bearing	Payable on demand	4,434
Note in Substitution for Currency of the Global Environment Facility Trust Fund of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	39,082
Note in Substitution for Currency of the Multilateral Investment Guarantee Agency	Non-interest bearing	Payable on demand	721
Note in Substitution for Currency of the Green Climate Fund	Non-interest bearing	Payable on demand	28,187
Government Bonds issued to Development Bank of Japan	Non-interest bearing	Payable on demand	1,324,665
Government Bonds issued to Nuclear Damage Liability Facilitation Fund	Non-interest bearing	Payable on demand	3,056,000

Total Bonds			¥129,084,768

2. Borrowings
Special Account for Local Allocation Tax	0.001 - 0.105%	2016	¥32,817,295
Special Account of Pension	0.1%	2016	1,479,228
Special Account for Energy Policy	0.001 - 0.1%	2016	5,649,996

Total Borrowings			¥39,946,520
Total Direct Internal Floating Debt			¥169,031,288

Total Direct Internal Debt			¥1,049,366,088

Debt Guaranteed by the Japanese Government

Title	Interest	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in millions of yen)
1. Bonds Issued by Government-Affiliated Corporations
Japan Finance Corporation	0.001 - 1.800%	2006 - 2016	2016 - 2026	¥920,000
Deposit Insurance Corporation of Japan	0.100 - 0.200%	2012 - 2016	2016 - 2020	1,830,000
Banks' Shareholdings Purchase Corporation	0.100%	2014 - 2016	2016 - 2018	750,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0.059 - 0.151%	2013 - 2015	2016 - 2018	600,000
Urban Renaissance Agency	—	—	—	0
Japan Expressway Holding and Debt Repayment Agency	0.020 - 2.700%	2005 - 2016	2016 - 2055	20,645,760
New Kansai International Airport Co., Ltd.	0.484 - 2.400%	2006 - 2015	2016 - 2028	349,770
Narita International Airport Corporation	—	—	—	0
East Nippon Expressway Co., Ltd.	1.400%	2009	2019	10,000
Metropolitan Expressway Co., Ltd.	1.300%	2010	2020	12,200
West Nippon Expressway Co., Ltd.	1.300%	2010	2020	11,400
Hanshin Expressway Co., Ltd.	1.300%	2010	2020	35,000
Development Bank of Japan	0.001 - 2.200%	2006 - 2016	2016 - 2026	1,660,000
Organization for Promoting Urban Development	0.020 - 0.699%	2013 - 2016	2023 - 2026	21,800
Central Japan International Airport Co., Ltd.	0.001 - 1.300%	2009 - 2016	2017 - 2026	157,300
Japan Finance Organization for Municipalities	0.020 - 2.200%	2005 - 2016	2016 - 2026	7,927,220

Total				¥34,898,950

2. Borrowings of Government-Affiliated Corporations
Deposit Insurance Corporation of Japan	0.067 - 0.100%	2015 - 2016	2016 - 2017	¥289,600
Banks' Shareholdings Purchase Corporation	0.001 - 0.093%	2015 - 2016	2016 - 2017	300,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0.084 - 0.099%	2015	2016	400,000
The Corporation for Revitalizing Earthquake—Affected Business	0.043%	2015	2016	40,000
Incorporated Administrative Agency—Farmers Pension Fund	0.145 - 0.328%	2012 - 2016	2017 - 2021	396,000
Incorporated Administrative Agency—Agriculture, Forestry and Fisheries Credit Foundations	0.100 - 0.225%	2012 - 2015	2016 - 2019	4,244
Japan Railway Construction, Transport and Technology Agency	0.001 - 0.090%	2015 - 2016	2016 - 2017	32,971
Japan Oil, Gas and Metals National Corporation	0.005 - 0.099%	2015 - 2016	2016 - 2017	941,261
Environmental Restoration and Conservation Agency of Japan	—	—	—	0
Japan Environmental Storage & Safety Corporation	0.001 - 0.107%	2015 - 2016	2017	20,000
Innovation Network Corporation of Japan	0.001 - 0.084%	2015 - 2016	2016 - 2017	248,800
Organization for Promoting Urban Development	0.165 - 0.348%	2012 - 2013	2016 - 2017	15,800

Total				¥2,703,676
Total Internal Debt Guaranteed by the Japanese Government				¥37,602,626

EXTERNAL DEBT

Debt Guaranteed by the Japanese Government

	Interest	Year of Loan	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in thousands)
Japan International Cooperation Agency	1.875%	2014	2019		$500,000
Japan Bank for International Cooperation	1.125 - 3.375%	2011 - 2016	2016 - 2026		$20,250,000
	2.625%	2014	2020		£425,000
	2.300%	2013	2018		CAD 500,000
Development Bank of Japan	1.000 - 5.125%	2007 - 2015	2016 - 2025		$7,455,000
	4.750%	2007	2027		€700,000
	1.050 - 2.300%	1998 - 2007	2017 - 2028		¥355,000,000
Japan Finance Organization for Municipalities	4.000 - 5.000%	2007 - 2011	2017 - 2021		$2,000,000
	5.750%	1999	2019		£150,000
	1.900 - 2.000%	2006 - 2008	2016 - 2018		¥195,000,000

Totals by currency					$30,205,000
					£575,000
					€700,000
				CAD	500,000
					¥550,000,000

 SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS

        The following table sets forth information relating to Japan's obligations to contribute to the capital and financing requirements of international financing organizations in which it participates as of March 31, 2015.

Organization	Subscription Amount
	(in USD millions)
International Monetary Fund	$43,683	(a)
International Bank for Reconstruction and Development	19,958	(b)
International Development Association	43,158	(c)
International Finance Corporation	163	(d)
Multilateral Investment Guarantee Agency	97	(e)
International Fund for Agricultural Development	486	(f)
Asian Development Bank	22,975	(g)
African Development Bank	4,904	(h)
African Development Fund	3,834	(i)
European Bank for Reconstruction and Development	2,787	(j)
Inter-American Development Bank	7,851	(k)
Inter-American Investment Corporation	47	(l)
Multilateral Investment Fund	570	(m)

(a)
Equivalent of SDR 30,820.5 million as of April 30, 2016.

(b)
As stated in IBRD Financial Statements as of June 30, 2015.

(c)
As stated in IDA Financial Statements as of June 30, 2015.

(d)
As stated in IFC Financial Statements as of June 30, 2015.

(e)
As stated in MIGA Financial Statements as of June 30, 2015.

(f)
As stated in IFAD Financial Statements as of December 31, 2015.

(g)
As stated in ADB Financial Statements as of December 31, 2015.

(h)
As stated in AfDB Financial Statements as of December 31, 2015. Equivalent of UA 3,539 million.

(i)
As stated in AfDF Financial Statements as of December 31, 2015. Equivalent of UA 2,767 million.

(j)
As stated in EBRD Financial Statements as of December 31, 2015. Equivalent of € 2,557 million.

(k)
As stated in IDB Financial Statements as of December 31, 2015.

(l)
As stated in IIC Financial Statements as of December 31, 2015.

(m)
As stated in MIF Financial Statements as of December 31, 2015.

 USE OF PROCEEDS

        The net proceeds from the sale of the Debt Securities will be allocated to JICA's Finance and Investment Account. An amount equal to part or all of such net proceeds may be allocated for investments in one or more Eligible Projects (as defined below).

        "Eligible Projects" means projects selected under the Development Cooperation Charter, which was endorsed by the Japanese government in 2015. The Development Cooperation Charter is in line with the 2030 Agenda for Sustainable Development adopted at the UN Sustainable Development Summit in 2015 along with the Sustainable Development Goals ("SDGs"), and is broadly consistent with JICA's mission to contribute to poverty reduction, peace building and addressing global issues. Eligible Projects are eligible for funding through JICA's ODA Loans and Private Sector Investment Finance ("PSIF") operations.

        Eligible Projects will be subject to on-site monitoring by one of JICA's 96 overseas offices located around the world. During the monitoring stage of any project, JICA may confer with the recipient country government or recipient company where necessary, with a view to ensuring the smooth and efficient implementation of the project. Disbursements are often made over a period of time depending on the project's schedule. Eligible Projects will be subject to periodic progress reports that must be submitted to JICA by the recipient. JICA supervision of an Eligible Project may extend to both implementation of the project (including construction, engineering, institutional development, etc.) and all aspects of the loan process.

        In addition, JICA will, in principle, conduct an ex-post evaluation process within three years of the completion of an Eligible Project. Such evaluations are disclosed on JICA's website and an Evaluation Report is issued annually.

DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEE

        The following is a brief summary of the terms and conditions of the Debt Securities and the fiscal agency agreement or agreements pursuant to which they will be issued (the "Fiscal Agency Agreement"). JICA has filed copies of the forms of Debt Securities and the form of Fiscal Agency Agreement as exhibits to the registration statement of which this prospectus is a part. The following summary does not purport to be complete, and you should refer to such exhibits for more complete information.

General

        From time to time, JICA may authorize and issue Debt Securities in one or more series. The prospectus supplement that relates to your Debt Securities will specify the following terms:

  •
  The designation, aggregate principal amount, currency, any limitation on such principal amount and authorized denominations;

  •
  The percentage of their principal amount at which such Debt Securities will be issued;

  •
  The maturity date or dates;

  •
  The interest rate or rates, if any, which may be fixed or variable, and the dates for payment of interest, if any;

  •
  The paying agencies where payments of principal, premium, if any, and interest, if any, will be made;

  •
  Any optional or mandatory redemption terms or repurchase or sinking fund provisions; and

  •
  Other specific provisions.

        If JICA issues any Debt Securities at an original issue discount or payable in a currency other than the United States dollar, the prospectus supplement relating to such Debt Securities will also describe special U.S. federal income tax and other considerations applicable to such Debt Securities.

        JICA and Japan will appoint a fiscal agent (the "Fiscal Agent") or agents in connection with the Debt Securities. The Fiscal Agency Agreement will set forth the Fiscal Agent's duties. The Fiscal Agent will be a bank or trust company named in the applicable prospectus supplement, but JICA and Japan may replace the Fiscal Agent and may appoint different fiscal agents for different series of Debt Securities. JICA and Japan may maintain deposit accounts and conduct other banking and financial transactions with the Fiscal Agent. The Fiscal Agent is the agent of JICA and Japan, is not a trustee for the holders of Debt Securities and does not have the same responsibilities or duties to act for such holders as would a trustee.

Rank of Debt Securities

        The Debt Securities constitute direct, unconditional, unsubordinated and unsecured obligations of JICA and shall at all times rank pari passu and without any preference among themselves. The payment obligations of JICA under the Debt Securities shall, save for such exceptions as may be provided by applicable legislation, at all times rank at least equally with all its other present and future unsecured and unsubordinated obligations.

Guarantee of Japan

        The payment of principal and interest in respect of the Debt Securities (including any additional amounts) will be unconditionally and irrevocably guaranteed by Japan. Such guarantee will be a direct, unconditional and general obligation of Japan for the performance of which the full faith and credit of

Japan will be pledged and rank pari passu with all other general obligations of Japan without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise.

        Issuance of the guarantee will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, the issue of the Debt Securities will necessitate the obtaining of authorization by Japan of the guarantee thereof.

Additional Amounts

        JICA will pay all amounts that it is required to pay on the bonds without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Japan, or any taxing authority in Japan ("Taxes"), unless the withholding or deduction of such Taxes is required by law. In that event, JICA will pay such additional amounts that are necessary so that the net amounts received by any beneficial owner of the bonds after such withholding or deduction will equal the amounts that would have been receivable in the absence of such withholding or deduction, except that no such additional amounts will be payable under certain circumstances.

Redemption

        If the Debt Securities of a series provide for mandatory redemption, or redemption at the election of JICA, such redemption shall be on at least 30 days' notice. In event of redemption in part, the Fiscal Agent will select the Debt Securities to be redeemed by lot or in any usual manner it approves. The Fiscal Agent will mail notice of such redemption to holders of registered Debt Securities of such series, to their last addresses as they appear on the register of the Debt Securities of such series.

Acceleration of Maturity

        With respect to any series of Debt Securities, in case of the following types of default, each Debt Security of such series will become due and payable at the option of the holder of such Debt Security upon written notice to the Fiscal Agent, unless all defaults shall have been cured prior to the receipt of such notice by the Fiscal Agent:

  •
  Default in any payment, when due, of principal (if due in installments) or premium, if any, or interest on any of the Debt Securities of such series, or, if such series is entitled to a sinking fund, in the deposit, when due, of any sinking fund payment, and continuance of such default for a period of 30 days;

  •
  Default in the performance by JICA or by Japan of any other obligation contained in the Debt Securities of such series or in the related guarantee of Japan, and the continuance of such default for a period of 90 days following written notice thereof to JICA or Japan, as the case may be, by the holders of 25% or more in aggregate principal amount of the then outstanding Debt Securities of such series;

  •
  Acceleration of the types of indebtedness of JICA that are described below, for borrowed moneys exceeding in the aggregate $50,000,000 or its equivalent in any other currency or currencies, as a result of a default by any person or any event treated in effect as a default, and the non-occurrence of (i) any contest in good faith by JICA against the acceleration or (ii) the rescission or annulment of the acceleration, for a period of 90 days following written notice thereof to JICA by the holders of 25% or more in aggregate principal amount of the then outstanding Debt Securities of such series; or

  •
  Dissolution of JICA unless the obligations under the Debt Securities of such series are assumed by (i) Japan or (ii) an entity whose obligations under the Debt Securities of such series are guaranteed by Japan.

        The types of indebtedness covered by the third bullet paragraph above are those in the form of, or represented by, bonds, notes, debentures or other securities, which (i) are, or may, at the option of the person entitled to such securities, be or become, denominated or payable in, or by reference to, a currency or currencies other than Japanese yen, (ii) are not repayable within three years from the date of their issue, otherwise than at the option, or due to the default, of JICA and (iii) are, or are capable of being, quoted, listed or ordinarily traded on any stock exchange or in any over-the-counter securities market.

        The Fiscal Agency Agreement will not require JICA to furnish to the Fiscal Agent periodic evidence as to the absence of default.

Governing Law

        The Fiscal Agency Agreement, the Debt Securities and the guarantee of Japan will all provide that they shall be governed by, and interpreted in accordance with, the laws of the State of New York, except with respect to authorization and execution by JICA and Japan of the Fiscal Agency Agreement and the Debt Securities and the guarantee of Japan, as the case may be, and any other matters required to be governed by the laws of Japan.

Jurisdiction and Enforceability

        JICA will effect the irrevocable appointment of the Fiscal Agent as its authorized agent upon which process may be served in any action based upon the Debt securities (i.e., asserting rights set forth in the Debt Securities) which any holder of a Debt Security may institute in any State or Federal court in The City of New York. JICA will accept the jurisdiction of such court in such action. JICA will also waive irrevocably any immunity from jurisdiction (but not execution) to which it might otherwise be entitled in any action based upon the Debt Securities. The Fiscal Agent is not the agent for service for actions brought under the federal securities laws, and JICA's waiver of immunity does not extend to such actions. Although Japan is subject to suit based upon the guarantee of the Debt Securities before the Tokyo District Court, Japan has not consented to the jurisdiction of any court outside Japan in connection with actions brought against it for any purpose in any way relating to the Debt Securities or its guarantee of the Debt Securities, has not appointed an agent for service of process in connection with any such action and has not agreed to waive any degree of sovereign immunity to which it may be entitled in any such action.

        If you bring an action against JICA under federal securities laws or against Japan for any purpose, unless JICA or Japan (as the case may be) waives immunity with respect to such action, you would be able to obtain a United States judgment in such action against JICA or Japan, as the case may be, only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976, as amended, precludes the granting of sovereign immunity. Even if you could obtain a United States judgment in any such action under that Act, you may not be able to obtain a judgment in Japan based on such a United States judgment. Moreover, you may not be able to execute upon property of JICA or Japan located in the United States to enforce a judgment obtained under that Act except under the limited circumstances specified in that Act.

 TAXATION

        The information provided in this section entitled "Taxation" is provided for the convenience only of investors, who are advised to consult their own legal, tax, accountancy or other professional advisers in order to ascertain their particular circumstances regarding taxation.

Japanese Taxation

        The following description of Japanese taxation (limited to national taxes) applies to interest with respect to the Debt Securities issued by JICA outside Japan and payable outside Japan, as well as to certain aspects of capital gains, inheritance and gift taxes. Prospective investors should note that the following description of Japanese taxation is not exhaustive.

Tax Withholding Rules

        Certain recipients of interest on the Debt Securities are subject to the following Japanese tax withholding rules:

        If the recipient of interest on any Debt Securities is:

  •
  an individual non-resident of Japan with no permanent establishment within Japan;

  •
  a non-Japanese corporation with no permanent establishment within Japan; or

  •
  an individual non-resident of Japan or non-Japanese corporation with a permanent establishment within Japan, but the receipt of interest on the relevant Debt Securities is not attributable to such permanent establishment, and the recipient is not a person nor entity controlling, or controlled by, JICA, or otherwise having a prescribed special relationship with JICA as described in Article 6, Paragraph (4) of the Act on Special Measures Concerning Taxation of Japan and Cabinet Order No. 43 of 31 March 1957 promulgated thereunder, as amended (the "Cabinet Order") (a "Specially-Related Party of JICA"), then, no Japanese income or corporate tax is payable with respect to such interest by way of withholding or otherwise, if such recipient complies with certain requirements. Such requirements include:

  •
  if the relevant Debt Securities are held through a certain participant in an international clearing organization such as Euroclear and Clearstream, Luxembourg and DTC or a certain financial intermediary prescribed by the Act on Special Measures Concerning Taxation of Japan and the Cabinet Order and related governmental ordinances and regulations (collectively, the "Special Measures Act") (each, a "Participant"), the requirement to provide, at the time of entrusting a Participant with the custody of the relevant Debt Securities, certain information prescribed by the Special Measures Act (the "Exemption Information") to enable the Participant to establish that the recipient is exempt from the requirement for Japanese tax to be withheld or deducted and to advise the Participant if the recipient ceases to be so exempt; and

  •
  if the relevant Debt Securities are not held by a Participant, the requirement to submit to the fiscal agent (or a separate paying agent, if one is appointed) a written application for tax exemption (Hikazei tekiyo Shinkokusho) (the "Written Application for Tax Exemption"), together with certain documentary evidence.

        The above-described exemption from withholding tax with respect to interest on the Debt Securities will not be applicable to any Debt Securities on which interest is calculated based on the amount of profits or assets of JICA or a Specially-Related Party of JICA or on any of certain other indices relating to JICA or a Specially-Related Party of JICA as described in Article 6 of the Act on Special Measures Concerning Taxation of Japan and the Cabinet Order.

        Failure to comply with the requirements described above or payment of interest to a recipient who is an individual non-resident of Japan or a non-Japanese corporation that in either case is a Specially-Related Party of JICA will result in the withholding by JICA of income tax at the rate of 15.315%, unless any lower rate or exemption is applicable under the relevant tax treaty between Japan and another country. Individual non-residents of Japan or non-Japanese corporations that are entitled to a reduced rate of Japanese withholding tax or exemption from Japanese withholding tax on payment of interest by JICA are required to submit an "Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Interest" in advance through JICA to the relevant tax authority before payment of interest.

        If the recipient of interest on any Debt Securities is:

  •
  a Japanese bank;

  •
  a Japanese insurance company;

  •
  a Japanese financial instruments firm; or

  •
  any other Japanese financial institution that falls under one of certain categories prescribed by the Cabinet Order under Article 6, Paragraph (9) of the Act on Special Measures Concerning Taxation of Japan,

and such recipient receives payment of interest not through a certain payment handling agents in Japan (the "Japanese Payment Handling Agents") and complies with, among others, the requirement to provide the Exemption Information or to submit the Written Application for Tax Exemption, as the case may be, no income tax will be imposed by way of withholding. The recipient will, however, be subject to regular corporate tax with respect to such interest.

        If the recipient of interest on any Debt Security is:

  •
  an individual non-resident of Japan with a permanent establishment within Japan; or

  •
  a non-Japanese corporation with a permanent establishment within Japan,

and the receipt of interest is attributable to such permanent establishment, then such interest will not be subject to the withholding by JICA of income tax at the rate of 15.315%, provided that the recipient complies with, among others, the requirement to provide the Exemption Information or to submit the Written Application for Tax Exemption, as the case may be, and that the recipient is not a Specially-Related Party of JICA. The amount of such interest will, however, be included in the recipient's Japanese source income which is subject to Japanese taxation, and will be subject to regular income tax or corporate tax, as the case may be.

        The above-described exemption from withholding tax with respect to interest on the Debt Securities will not be applicable to any Debt Securities on which interest is calculated based on the amount of profits or assets of JICA or a Specially-Related Party of JICA or on any of certain other indices relating to JICA or a Specially-Related Party of JICA as described in Article 6 of the Act on Special Measures Concerning Taxation of Japan and the Cabinet Order.

        If the recipient of interest on any Debt Securities is an individual resident of Japan or a Japanese corporation other than any of the following institutions that complies with the requirement described below:

  •
  Japanese banks;

  •
  Japanese insurance companies;

  •
  Japanese financial instruments firms;

  •
  other Japanese financial institutions that fall under certain categories prescribed by the Cabinet Order under Article 8, Paragraphs (1) and (2) of the Act on Special Measures Concerning Taxation of Japan (together with Japanese banks, insurance companies and financial instruments firms, the "Specified Financial Institutions"); or

  •
  Japanese public corporations designated by the relevant law ("Public Corporations"),

and such recipient receives payment of interest through certain Japanese Payment Handling Agents, such agents will withhold income tax at the rate of 15.315%. An individual recipient that receives interest through a Japanese Payment Handling Agent will be subject only to such withholding tax. In all other cases, the recipient must include the amount of interest in the recipient's gross income and will be subject to regular income tax or corporate tax, as the case may be.

        If the recipient of interest on any Debt Securities is:

  •
  a Public Corporation that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, a Japanese Payment Handling Agent with custody of the Debt Securities (the "Japanese Custodian"); or

  •
  a Specified Financial Institution that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, the Japanese Custodian,

and such recipient submits through the Japanese Custodian, to the competent tax authority, the report prescribed by the Special Measures Act, no income tax will be imposed by way of withholding.

Capital Gains, Inheritance and Gift Taxes

        Gains derived from the sale outside Japan of Debt Securities by an individual non-resident of Japan or a non-Japanese corporation with no permanent establishment within Japan are generally not subject to Japanese income or corporate tax. An individual, regardless of his or her residency, who has acquired Debt Securities as legatee, heir or donee from an individual may be required to pay Japanese inheritance or gift tax at progressive rates.

U.S. Taxation

        This section describes the material U.S. federal income tax consequences of owning certain Debt Securities. It applies to you only if you are a United States holder (as defined below) and you acquire Debt Securities in the applicable offering at the applicable offering price and you hold your Debt Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

  •
  a dealer in securities or currencies,

  •
  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

  •
  a bank,

  •
  a life insurance company,

  •
  a tax-exempt organization,

  •
  a person that owns Debt Securities that are a hedge or that are hedged against interest rate or currency risks,

  •
  a person that owns Debt Securities as part of a straddle or conversion transaction for tax purposes,

  •
  a person that purchases or sells Debt Securities as part of a wash sale for tax purposes, or

  •
  a person whose functional currency for tax purposes is not the U.S. dollar.

        This section deals only with fixed rate Debt Securities denominated in U.S. dollars, with no more than de minimis original issue discount, that are due to mature 30 years or less from the date on which they are issued. An applicable prospectus supplement will discuss the United States federal income tax consequences of owning any other Debt Securities.

        If a partnership holds Debt Securities, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Debt Securities should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in Debt Securities.

        This section is based on the Internal Revenue Code of 1986, as amended the "Code", its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

        You are a United States holder if you are a beneficial owner of a Debt Security and you are, for federal income tax purposes:

  •
  an individual citizen or resident of the United States,

  •
  a domestic corporation (or other entity treated as a corporation for U.S. federal income tax purposes),

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source, or

  •
  a trust if (1) a U.S. court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

        This subsection addresses only U.S. federal income taxation. Please consult your own tax advisor concerning the consequences of owning and disposing of the Debt Securities in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

Payments of Interest

        This discussion assumes that the Debt Securities will be issued with no more than de minimis original issue discount for U.S. federal income tax purposes. You will be taxed on interest on your Debt Securities as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

        You must include any tax withheld from the interest payment as ordinary income even though you do not in fact receive it, and you must also include as ordinary income any additional amounts paid with respect to withholding tax on the Debt Securities, including withholding tax on payments of such additional amounts. You may be entitled to deduct or credit tax withheld, subject to applicable limits. The rules governing foreign tax credits are complex and you should consult your tax advisor regarding the availability of the foreign tax credit in your situation. Interest paid by JICA on the Debt Securities is income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder and, depending on your circumstances, will be either "passive" or "general" income for purposes of computing the foreign tax credit.

Purchase, Sale, and Retirement of the Debt Securities

        You generally will recognize capital gain or loss on the sale or retirement of your Debt Security equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your Debt Security. Your tax basis in your Debt Security generally will be its cost. Capital gain of a noncorporate United States holder generally is taxed at preferential rates where the property is held for more than one year. Your ability to deduct capital losses may be limited.

Medicare Tax

        A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder's "net investment income" for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A United States holder's net investment income generally will include its interest income and its net gains from the disposition of Debt Securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Debt Securities.

Information with Respect to Foreign Financial Assets

        Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Debt Securities.

Backup Withholding and Information Reporting

        If you are a noncorporate United States holder, information reporting requirements on Internal Revenue Service Form 1099 generally will apply to: payments of principal and interest on a Debt Security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States; and the payment of the proceeds from the sale of a Debt Security effected at a U.S. office of a broker.

        Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

  •
  fails to provide an accurate taxpayer identification number,

  •
  is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its federal income tax returns, or

  •
  in certain circumstances, fails to comply with applicable certification requirements.

        If you are a U.S. alien holder, you generally are exempt from backup withholding and information reporting requirements with respect to:

  •
  payments of principal and interest made to you outside the United States by JICA or another non-U.S. payor and

  •
  other payments of principal and interest and the payment of the proceeds from the sale of a Debt Security effected at a U.S. office of a broker, as long as the income associated with such payments is otherwise exempt from U.S. federal income tax, and:

  •
  the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

  •
  an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

  •
  other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

  •
  you otherwise establish an exemption.

        Payment of the proceeds from the sale of a Debt Security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption, a sale of a Debt Security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by you in the United States,

  •
  the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address, or

  •
  the sale has some other specified connection with the United States as provided in U.S. Treasury regulations.

        In addition, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption, a sale of a Debt Security effected at a foreign office of a broker will be subject to information reporting if the broker is:

  •
  a United States person,

  •
  a controlled foreign corporation for U.S. tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year: (1) one or more of its partners are "United States persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (2) such foreign partnership is engaged in the conduct of a U.S. trade or business.

        Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

        Backup withholding is not an additional tax. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

 PLAN OF DISTRIBUTION

        JICA may sell Debt Securities directly, to or through underwriters or through agents. Each prospectus supplement with respect to Debt Securities will set forth the terms of the offering of such Debt Securities, including the name or names of the underwriters or agents, the public offering price of such Debt Securities and the net proceeds to JICA from such sale, any underwriting discounts or other items constituting underwriters' or agents' compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

        If underwriters are used in the sale, they will acquire Debt Securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offer of Debt Securities to the public may take the form of an offer through underwriting syndicates represented by managing underwriters, or a direct offer by one or more investment banking firms or others, as designated. Unless the applicable prospectus supplement otherwise indicates, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all Debt Securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        JICA may, directly or through agents that it designates, sell Debt Securities from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of Debt Securities and set forth any commissions payable by JICA to such agent. Unless such prospectus supplement otherwise indicates, any such agent will be acting on a best efforts basis for the period of its appointment.

        If the applicable prospectus supplement so indicates, JICA will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Debt Securities from JICA at the public offering price set forth in such prospectus supplement pursuant to "delayed delivery" contracts. Purchasers of Debt Securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the Debt Securities on a date or dates stated in the applicable prospectus supplement. Such contracts will be subject only to those conditions set forth in such prospectus supplement and such prospectus supplement will set forth the commission payable for solicitation of such contracts.

        The applicable prospectus supplement will describe limitations on sales to certain persons of Debt Securities (including limitations imposed by relevant Japanese laws), if any.

AUTHORIZED AGENTS IN THE UNITED STATES

        The authorized agent in the United States for JICA, for purposes of the United States Securities Act of 1933, as amended, is Ryosuke Nakata, whose address is: JICA USA Office, 1776 I Street, N.W., Suite 895, Washington, D.C. 20006. The authorized agents for Japan are Genichi Osawa, located at Ministry of Finance, Consulate General of Japan in New York, 299 Park Avenue, 18th Floor, New York, NY 10171 and Hisashi Hatomoto, located at Embassy of Japan, 2520 Massachusetts Avenue, N.W., Washington, D.C. 20008.

VALIDITY OF THE DEBT SECURITIES

        Anderson Mori & Tomotsune will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities, and all other matters of Japanese law and procedure on behalf of JICA and Japan. Morrison & Foerster LLP will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities. In giving their opinions, Morrison & Foerster LLP may rely as to all matters of Japanese law and procedure on the opinion of Anderson Mori & Tomotsune, and

Anderson Mori & Tomotsune may rely as to matters of New York law upon the opinion of Morrison & Foerster LLP.

EXPERTS

        The financial statements of the general account and the finance and investment account of JICA as of and for the years ended March 31, 2015 and 2016 included in JICA's annual report on Form 18-K dated March 8, 2017 have been audited by Deloitte Touche Tohmatsu LLC, independent auditors, as stated in their reports appearing in JICA's annual report on Form 18-K dated March 8, 2017, and which are incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements are incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FURTHER INFORMATION

        The registration statement of which this prospectus is a part, any post-effective amendment to such registration statement, and the prospectus supplement or supplements relating to any series or issue of the Debt Securities, which are on file with the Commission, contain further information concerning such series or issue.

        The President of JICA, in his official capacity as such President, thereunto duly authorized, has supplied the information set forth in this Prospectus under the caption "Japan International Cooperation Agency", and such information is stated on his authority.

        The Minister of Finance of Japan, in his official capacity as such Minister, thereunto duly authorized, has supplied the information set forth in this Prospectus under the caption "Japan", and such information is stated on his authority.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

        (The information in this Part II relates to the registrant Japan International Cooperation Agency, except with respect to certain exhibits which are filed on behalf of both registrants.)

        An itemized statement of the estimated amount of expenses, other than underwriting discounts and commissions, payable by JICA in connection with the sale of a particular issue of Debt Securities will be provided in an amendment to JICA's annual report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this registration statement.

UNDERTAKINGS

        The registrants undertake:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that the registrants shall not be required to file a post-effective amendment otherwise required by clause (i), (ii) or (iii) above if the information required to be included in a post-effective amendment is contained in annual reports on Form 18-K or amendments thereto filed by the registrants under the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants' respective annual reports on Form 18-K under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

AGREEMENT TO PROVIDE LEGAL OPINIONS

        The registrants hereby agree to furnish copies of the opinions of Anderson Mori & Tomotsune, Japanese counsel to Japan International Cooperation Agency and Japan, as required, in amendments to Japan International Cooperation Agency's annual reports on Form 18-K incorporated by reference in, or in post-effective amendments to, this registration statement.

 CONTENTS

        This Registration Statement consists of:

  (1)
  Facing sheet.

  (2)
  Part I consisting of the prospectus.

  (3)
  Part II consisting of pages numbered II-1 through II-5.

  (4)
  The following Exhibits:

  1.1
  Form of Underwriting Agreement.

  3.1
  Certificate as to laws relating to authorization of Debt Securities and the Guarantee thereof by Japan (with English translations of the Act of the Incorporated Administrative Agency—Japan International Cooperation Agency and excerpts from the Act Concerning Special Measures with respect to Acceptance of Foreign Capital from International Bank for Reconstruction and Development, etc.).

  4.1
  Form of Fiscal Agency Agreement (with forms of Debt Securities and Guarantee attached).

  8.1
  Opinion (including consent) of Morrison & Foerster LLP in respect of specified United States federal income tax matters.

  23.1
  Consent of Shinichi Kitaoka, President (included on page II-3).

  23.2
  Consent of Taro Aso, Minister of Finance of Japan (included on page II-4).

  23.3
  Consent of Anderson Mori & Tomotsune.

  23.4
  Consent of Morrison & Foerster LLP.

  23.5
  Consent of Deloitte Touche Tohmatsu LLC.

  24.1
  Power of Attorney of Japan International Cooperation Agency

  24.2
  Power of Attorney (included on page II-3).

SIGNATURES
(of the Issuer)

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant Japan International Cooperation Agency has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, on the 8th day of March, 2017.

JAPAN INTERNATIONAL COOPERATION AGENCY
By:	/s/ SHINICHI KITAOKA Shinichi Kitaoka* President

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Toru Maeda, Senior Vice-President, Yasushi Kanzaki, Senior Vice-President, Kazunori Miura, Director General for Budget and Accounting Department, Mutsuya Mori, Director General for Treasury Department, Akira Shimizu, Deputy Director General for Treasury Department and Satoko Tanaka, Director for Capital Markets Division, Ryosuke Nakata, Chief Representative for JICA USA office, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her, and in his or her name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SHINICHI KITAOKA Shinichi Kitaoka	President	March 8, 2017
/s/ TORU MAEDA Toru Maeda	Senior Vice-President	March 8, 2017
/s/ YASUSHI KANZAKI Yasushi Kanzaki	Senior Vice-President	March 8, 2017
/s/ RYOSUKE NAKATA Ryosuke Nakata	Duly Authorized Representative in the United States of Japan International Cooperation Agency	March 8, 2017

*
Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

 SIGNATURES
(of the Guarantor)

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant Japan has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, and State of New York, on the 8th day of March, 2017.

JAPAN
By:	Taro Aso* Minister of Finance
By:	/s/ GENICHI OSAWA Genichi Osawa, pursuant to delegated authority Ministry of Finance, Government of Japan

        Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of Japan in the United States, has signed this Registration Statement on the 8th day of March, 2017.

/s/ GENICHI OSAWA Genichi Osawa

*
Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

EXHIBITS

1.1	Form of Underwriting Agreement.
3.1
Certificate as to laws relating to authorization of Debt Securities and the Guarantee thereof by Japan (with English translations of the Act of the Incorporated Administrative Agency—Japan International Cooperation Agency and excerpts from the Act Concerning Special Measures with respect to Acceptance of Foreign Capital from International Bank for Reconstruction and Development, etc.).
4.1	Form of Fiscal Agency Agreement (with forms of Debt Securities and Guarantee attached).
8.1	Opinion (including consent) of Morrison & Foerster LLP in respect of specified United States federal income tax matters.
23.1	Consent of Shinichi Kitaoka, President (included on page II-3).
23.2	Consent of Taro Aso, Minister of Finance of Japan (included on page II-4).
23.3	Consent of Anderson Mori & Tomotsune.
23.4	Consent of Morrison & Foerster LLP.
23.5	Consent of Deloitte Touche Tohmatsu LLC.
24.1	Power of Attorney of Japan International Cooperation Agency
24.2	Power of Attorney (included on page II-3).